    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997



                                                      REGISTRATION NO. 333-36669

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                      AMERICAN BUSINESS INFORMATION, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                      DELAWARE                                              47-0751545
            (State or other jurisdiction                                 (I.R.S. Employer
                  of incorporation)                                   Identification Number)

                             5711 SOUTH 86TH CIRCLE
                             OMAHA, NEBRASKA 68127
                                 (402) 593-4500
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                 STEVEN PURCELL
                     CHIEF FINANCIAL OFFICER AND SECRETARY
                 5711 SOUTH 86TH CIRCLE, OMAHA, NEBRASKA 68127
                                 (402) 593-4500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                Copies of all communications should be sent to:

               FRANCIS S. CURRIE, ESQ.                               MICHAEL J. SULLIVAN, ESQ.
             MARTIN A. WELLINGTON, ESQ.                               JODIE M. BOURDET, ESQ.
       WILSON SONSINI GOODRICH & ROSATI, P.C.                         TROY F. CHRISTMAS, ESQ.
                 650 PAGE MILL ROAD                                     COOLEY GODWARD LLP
          PALO ALTO, CALIFORNIA 94304-1050                             FIVE PALO ALTO SQUARE
                                                                    PALO ALTO, CALIFORNIA 94306

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 23, 1997


PROSPECTUS

                                8,500,000 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK


       Of the 8,500,000 shares of Class A Common Stock offered hereby, 6,480,500 shares are being sold by the Company and 2,019,500 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Company's Class A Common Stock is quoted on the Nasdaq National Market under the symbol ABIIA. On October 22, 1997, the last reported sale price of the Class A Common Stock was $12.75 per share. See "Price Range of Common Stock" and "Principal and Selling Stockholders."



    The Company's Common Stock consists of Class A Common Stock and Class B Common Stock. The Class A Common Stock entitles the holder thereof to one vote per share and a non-cumulative dividend of $0.02 per share per year, when and as declared by the Company's Board of Directors in preference to any dividend on the Class B Common Stock. The Class B Common Stock entitles the holder thereof to ten votes per share. In all other respects, the Class A Common Stock and Class B Common Stock are identical. See "Description of Capital Stock."

                               ------------------
            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 4.
                               ------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------


=======================================================================================================================
                                                                                                        PROCEEDS TO
                                             PRICE TO          UNDERWRITING         PROCEEDS TO           SELLING
                                              PUBLIC            DISCOUNT(1)         COMPANY(2)         STOCKHOLDERS
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................          $                   $                   $                   $
=======================================================================================================================


(1) See "Underwriting" for indemnification arrangements with the several Underwriters.


(2) Before deducting expenses payable by the Company estimated at $600,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 1,275,000 shares of Class A Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price
    to Public, Underwriting Discount and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."
                               ------------------
    The shares of Class A Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be made
available for delivery on or about          , 1997, at the office of the agent
of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                          ABN AMRO CHICAGO CORPORATION

                                                                  BT ALEX. BROWN

            , 1997

     Graphic depiction of the Company's assets, products and markets, as follows:



Caption: "Assets"           Caption: "Products"                             Caption: "Markets"
Caption: Business           Icons representing products,        [Arrow      Icons representing
  Database                  captioned: "Business Profile and    Pointing    markets, captioned:
  11 Million Businesses     Credit Report," "Sales Lead         Right]      "Small Businesses"
  [Arrow Pointing Right]    Cards," "Info Access,                           and "Medium Sized
                            1-800-808-INFO," "Mailing                       Businesses."
                            Labels," "Prospect Lists,"
                            "Tapes or PC Diskettes,"
                            "Non-Stop Sales Leads," "Online
                            Information," "Directories," and
                            "www.salesleadsusa.com."
Caption: "Consumer          Icons representing products         [Arrow      Icons representing
  Database"                 captioned, "CD-ROM Products."       Pointing    markets captioned:
  113 Million Households                                        Right]      "Small Office/Home
  180 Million                                                               Office" and
  Individuals                                                               "Individuals."
  [Arrow Pointing Right]
Caption: "Data              Captions: "Merge/Purge," "Market    [Arrow      Icon representing
  Processing Services"      Research Services" and "Data        Pointing    markets, captioned:
  [Arrow Pointing Right]    Warehousing and Analysis."          Right]      "Large Corporations."



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OR CLASS B COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."



     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK OR CLASS B COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."



     American Business Information(R), SalesLeadsUSA, PhoneDisc(R), InfoAccess(R) and certain other product and business names used herein are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus is adjusted to give effect to the reclassification of the Company's Common Stock as Class B Common Stock, the authorization of a new class of Common Stock designated Class A Common Stock (together, the "Reclassification") and the stock dividend of one share of Class A Common Stock for every share of Class B Common Stock outstanding as of October 3, 1997 (the "Stock Dividend"), and assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."


                                  THE COMPANY


     American Business Information, Inc. (the "Company") is a leading provider of business and consumer marketing information products and data processing services. The Company's products and services help its clients generate new customers more effectively at lower cost. The Company's key assets include a proprietary database of over 11 million businesses and a consumer database of over 113 million households and 180 million individuals in the United States and Canada, which the Company believes are among the most comprehensive and accurate available. The Company leverages these key assets by selling a broad range of marketing information products and data processing services through targeted distribution channels primarily to small and medium size businesses and also to consumers and larger corporations. The Company's net sales increased at a compounded annual rate of 22% to $108.3 million in 1996 from $48.5 million in 1992, both through the introduction of new products and distribution channels and through the strategic acquisition of complementary businesses. For the nine months ended September 30, 1997, total net sales were $139.5 million.



     The Company's business is organized around three principal product lines, consisting of sales lead generation products, data processing services and consumer CD-ROM products, which accounted for 68%, 22% and 10% of the Company's net sales, respectively, in the nine months ended September 30, 1997. The Company sells a wide range of pre-packaged and customized information products and data processing services tailored to meet the specific requirements of small and medium size businesses, consumers and larger corporations. The Company prices its products and services based on the type, amount and format of the information provided to create an attractive marketing information solution for its customers. The Company distributes its products and services through direct mail, telemarketing, field sales offices, national accounts sales teams, retail outlets and information resellers.



     The Company intends to enhance its competitive position in the business and consumer information market by continuing to help its clients generate new customers efficiently and effectively and by successfully implementing its growth strategy. The Company continues to invest substantial time and resources to maintain the quality and increase the depth of its databases. The Company leverages its databases through the introduction of new information products, new delivery formats and new distribution channels. The Company intends to increase recurring revenue in a number of ways, including encouraging the repeat purchase of its information products through the use of annual editions and monthly updates, licensing its databases to other information providers and large corporations and selling its data processing services to large corporations. Using its consumer database, which consists of data licensed from third parties, the Company intends to utilize the effective strategies and distribution channels developed for its business information products and data processing services to serve customers engaged in marketing to consumers.



     Since mid-1996, the Company has completed six strategic acquisitions that increased its presence in the consumer marketing information industry, greatly increased its ability to provide data processing solutions, added two consumer CD-ROM product lines and broadened its offerings of business marketing information. While there are currently no binding commitments with respect to any particular future acquisitions, the Company frequently evaluates the strategic opportunities available to it and intends to aggressively pursue acquisitions of complementary products, technologies or businesses that it believes fit its business strategy.


     The Company was incorporated in Nebraska in 1972, and was reincorporated into Delaware in 1992. The Company's executive offices are located at 5711 South 86th Circle, Omaha, Nebraska 68127, and its telephone number is (402) 593-4500.

                                  THE OFFERING



Class A Common Stock offered by the Company.................  6,480,500 shares
Class A Common Stock offered by the Selling Stockholders....  2,019,500 shares
Common Stock to be outstanding after the Offering
  Class A Common Stock......................................  30,883,832 shares(1)(2)
  Class B Common Stock......................................  24,403,332 shares(1)(3)
                                                              ----------------------------------
          Total.............................................  55,287,164 shares
Use of proceeds.............................................  To repay approximately $50.0 million in bank debt and for
                                                              general corporate purposes,
                                                              including working capital and
                                                              potential future acquisitions
Nasdaq National Market symbol for Class A Common Stock......  ABIIA


------------------------------


(1) The Class A Common Stock entitles the holders thereof to one vote per share on all matters submitted to a vote of the stockholders and a non-cumulative dividend of $0.02 per year, prior and in preference to the Class B Common Stock. The Class B Common Stock entitles the holders thereof to ten votes per share on any matter submitted to a vote of the stockholders. In all other respects the Class A Common Stock and the Class B Common Stock are identical. See "Description of Capital Stock."



(2) Based on the number of shares of Common Stock outstanding at September 30, 1997 as adjusted to give effect to the Reclassification and the Stock Dividend. Excludes 3,193,025 shares of Class A Common Stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $8.47 per share, 1,806,975 shares of Class A Common Stock reserved for future grant under the Company's 1992 Stock Option Plan and 2,000,000 shares of Class A Common Stock reserved for future grant under the Company's 1997 Class A Common Stock Option Plan.



(3) Based on the number of shares of Common Stock outstanding at September 30, 1997 as adjusted to give effect to the Reclassification and the Stock Dividend. Excludes 3,193,025 shares of Class B Common Stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $8.47 per share and 1,806,975 shares of Class B Common Stock reserved for future grant under the Company's 1992 Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                  NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                              -------------------------------------------------   ------------------
                               1992       1993      1994      1995       1996      1996       1997
                              -------    -------   -------   -------   --------   -------   --------
                                                                                     (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net sales.................  $48,517    $55,752   $69,603   $86,766   $108,298   $76,695   $139,511
  Operating costs...........   34,235     39,696    49,527    65,192     79,893    55,638    122,467
  Acquisition-related
     charges(1).............       --         --        --        --     21,500    21,500     56,098
  Operating income (loss)...   14,282     16,056    20,076    21,574      6,905      (443)   (39,054)
  Other income (expense),
     net....................       60        874       862     1,165      2,042       774       (174)
  Income (loss) from
     continuing
     operations.............    9,907     10,989    13,228    14,318      5,547       205    (43,527)
  Net income
     (loss)(1)(2)(3)........  $ 9,907    $10,775   $12,824   $12,001   $  3,819   $(1,523)  $(43,527)
  Income (loss) from
     continuing operations
     per share..............  $  0.25(3) $  0.27   $  0.32   $  0.35   $   0.13   $  0.00   $  (0.91)
  Net income (loss) per
     share..................  $  0.25(3) $  0.26   $  0.31   $  0.29   $   0.09   $ (0.04)  $  (0.91)
  Weighted average shares
     outstanding............   40,329     41,315    41,356    41,475     42,065    41,616     47,964



                                                                  SEPTEMBER 30, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $ 62,353       $ 90,248
  Total assets..............................................   196,035        223,930
  Long-term debt, including current portion.................    82,167         32,167
  Stockholders' equity......................................    76,676        154,571


---------------


(1) In 1996, reflects charges for the write-off of acquired in-process research and development of approximately $10.0 million relating to the acquisition of Digital Directory Assistance and approximately $11.5 million relating to the change in estimated useful lives based on management's evaluation of certain intangibles related to acquisitions prior to 1995. In 1997, reflects the write-offs of $53.5 million of acquired in-process research and development and $2.6 million of other restructuring charges related to the acquisitions of Database America and Pro CD.



(2) During 1995, the Company sold American Business Communications for $3.0 million in the form of a non-recourse promissory note. The aggregate losses from discontinued operations from this disposition were approximately $3.3 million for 1993 through 1996. In addition, in 1996 the Company recorded a loss of $1.4 million attributable to the default by the purchaser on the non-recourse promissory note delivered to the Company in this transaction.



(3) Prior to February 1992, the Company was taxed as an S Corporation. Accordingly, net income prior to February 1992 contained no provision for federal and state income taxes. Had net income for 1992 reflected tax provision at a combined federal and state income tax rate of 36% in 1992, net income and earnings per share would have approximated $9.2 million and $0.23, respectively.



(4) Adjusted to reflect the sale by the Company of 6,480,500 shares of Class A Common Stock at an assumed price of $12.75 per share and the anticipated use of the net proceeds by the Company. See "Use of Proceeds".

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Class A Common Stock offered hereby.


     Integration of Recent and Future Acquisitions. Since mid-1996, the Company has completed six acquisitions, including the August 1996 acquisition of certain assets and liabilities of Digital Directory Assistance, the November 1996 merger with County Data Corporation and acquisition of certain assets and liabilities of Marketing Data Systems, the December 1996 acquisition of certain assets and liabilities of BJ Hunter, the February 1997 merger with Database America ("DBA") and the August 1997 acquisition of certain assets and liabilities of Pro CD. The Company also made a number of other acquisitions in prior periods. The Company's strategy includes continued growth through acquisitions of complementary products, technologies or businesses, which, if implemented, will result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of operations, databases, products and personnel, financial and accounting issues set forth in "-- Financial and Accounting Issues Relating to Acquisitions," difficulty in applying the Company's internal controls to acquired businesses and particular problems, liabilities or contingencies related to the businesses being acquired. To the extent that efforts to integrate recent or future acquisitions fail, there will be a material adverse effect on the Company's business, financial condition and results of operations. While the Company has not made any binding commitments with respect to any particular future acquisitions, the Company frequently evaluates the strategic opportunities available to it and intends to aggressively pursue opportunities that it believes fit its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Strategy."



     Financial and Accounting Issues Related to Acquisitions. In connection with the acquisitions completed since mid-1996, the Company issued approximately
3.7 million shares of Class A Common Stock and 3.7 million shares of Class B Common Stock, and paid approximately $93.9 million in cash. The issuance of stock in these or future transactions may be dilutive to existing stockholders to the extent that earnings of the acquired companies do not offset the additional number of shares outstanding. In connection with the acquisitions of DBA and Pro CD, the Company incurred approximately $78.0 million in debt, of which approximately $50.0 million will be repaid with the proceeds to the Company of the offering made hereby. In connection with future acquisitions, the Company may incur substantial amounts of debt. Servicing such debt may result in decreases in earnings per share, and the inability on the part of the Company to service such debt would result in a material adverse effect on the Company's business, financial condition and results of operations. Finally, the Company expects that future acquisitions will generally be required to be accounted for using the purchase method. As a result of such accounting treatment, the Company may be required to take charges to operations or to amortize goodwill in connection with future acquisitions. As a result of acquisitions completed since mid-1996, the Company was required to take significant acquisition-related charges to operations and will be required to amortize goodwill and other intangibles over periods of 1 to 15 years. The acquisition-related charges and amortization of goodwill and other intangibles have had and will continue to have an adverse effect on net income. To the extent that future acquisitions result in substantial charges to operations, incurrence of debt and amortization of goodwill and other intangibles, such acquisitions could have an adverse effect on the Company's net income, earnings per share and overall financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."



     Recent Changes in Senior Management; Constraints on Management
Resources. The Company has experienced rapid growth, particularly as a result of its recent acquisitions, and believes that as a result the hiring and retention of senior management will be essential to the Company's ability to manage growth successfully. In 1996 and the first nine months of 1997, the lack of senior management resources resulted in a few key individuals taking on multiple roles and responsibilities in the Company, which in turn placed a significant strain on the Company's senior management. While the Company believes it has filled many key management positions in the last several months, there can be no assurance that the Company will be successful in attracting and retaining senior management personnel in the future. The Company's founder and Chairman of the Board, Vinod Gupta, expects to remain an active Chairman of the Board but to reduce his role in the Company's day-to-day management over the next twelve months due to the Company's employment of additional executive officers. Mr. Gupta may be offered an appointed position with the Federal Government. If such an appointment is offered to and accepted by Mr. Gupta, Mr. Gupta will be required to resign as an employee and director of the Company, but he will not be required to divest himself of his shares in the Company.



     The Company hired Scott Dahnke as its Chief Executive Officer in October 1997, Steven Purcell as its Chief Financial Officer in April 1997, Gregory Back as its Executive Vice President of Corporate Planning and Business Development, Joseph Szczepaniak as the President of the Company's Consumer CD-ROM division and Kevin Hall as Senior Vice President of Special Projects in October 1997 and Rick Puckett as its Corporate Controller in September 1997. Messrs. Purcell, Szczepaniak and Puckett had no prior experience with the Company. Messrs. Dahnke, Back and Hall served as consultants to the Company since May 1997, but did not have experience with the day-to-day management of the Company. This new management team does not have experience working together or working with the Company's other senior management and personnel. Failure of the new management team to manage growth, work together or work effectively with the Company's other senior management could result in disruptions in operations or the departure of key personnel, which in turn could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management."


     Fluctuations in Operating Results; Failure to Achieve Anticipated
Growth. The Company believes that future operating results will be subject to quarterly and annual fluctuations, and that long term growth will depend upon the Company's ability to expand its present business and complete strategic acquisitions. The Company's net sales on a quarterly basis can be affected by seasonal characteristics and certain other factors. For example, the Company experiences higher revenue from its sales leads products in the fall of each year due to increases in direct marketing by the Company's clients in the fourth quarter of each year. In addition, the Company typically experiences increases in revenue in the two months following introduction of new editions of its consumer CD-ROM products. Revenue from sales lead generation products is generally lower in the summer due to decreased direct marketing activity of the Company's customers during that time. The Company's operating expenses are determined in part based on the Company's expectations of future revenue growth and are substantially fixed. As a result, unexpected changes in revenue levels will have a disproportionate effect on net income in any given period. Long term growth will be adversely affected if the Company fails to broaden its existing product and service offerings, increase sales of products and services, or expand into new markets, or fails to complete acquisitions or successfully integrate acquired operations into its existing operations. To the extent there are fluctuations in operating results or the Company fails to achieve long-term internal growth or growth through acquisitions, there could be an adverse affect on the Company's business, financial condition, results of operations or stock price. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risk of Product Returns. The Company has agreements that allow retailers certain rights to return the Company's consumer CD-ROM products and consumers may also seek to return such products to the Company. In the past the Company has offered customers a money-back guarantee on its products. Accordingly, the Company is exposed to the risk of product returns from retailers, distributors, and direct purchasers, particularly in the case of products sold shortly before introduction of the next year's edition of the same product. At the time of product sales, the Company establishes reserves based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, seasonal variations in product returns, distributor and retailer inventories of the Company's products and other factors. The Company's product returns have historically been high in the fourth fiscal quarter, immediately prior to and after the introduction of new editions of the Company's products. Actual product returns could differ from estimates, and product returns that exceed the Company's reserves could adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

     Restatement of Financial Statements. The Company was required to restate its financial statements twice in 1997. One restatement was required in connection with the recognition of compensation expense associated with a former officer of the Company and the other was required in connection with recognition and amortization of goodwill associated with an acquisition. Because of these recent restatements of financial statements, any future restatement of the Company's financial statements, to the extent it is material, could have an adverse affect on the Company's results of operations and stock price. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Changes in Technology. Advances in information technology may result in changing customer preferences for products and product delivery formats in the business and consumer marketing information industry. The Company believes it is presently the leading provider of marketing information on CD-ROM. However, the Company believes that if customers increasingly look to the Internet, DVD or other new technology for information resources, the market for business and consumer information on CD-ROM may contract and prices for CD-ROM products may have to decrease or CD-ROM products may become obsolete. Failure of the Company to successfully shift its products to the Internet or DVD or to successfully introduce products that take advantage of other technological changes may thus have an adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Products and Services."

     Volatility and Uncertainties With Respect to Stock Price. As with other companies that have experienced rapid growth, the Company has experienced and is likely to continue to experience substantial volatility in its stock price. Factors such as announcements by either the Company or its competitors of new products or services or of changes in product or service pricing policies, quarterly fluctuations in the Company's operating results, announcements of technical innovations, announcements relating to strategic relationships or acquisitions, changes in earnings estimates, opinions or ratings by analysts, and general market conditions or market conditions within the business and consumer marketing information industry, among other factors, may have significant impact on the Company's stock price. Should the Company fail to introduce, enhance or integrate products or services on the schedules expected, its stock price could be adversely affected. It is likely that in some future quarter the Company will fail to achieve anticipated operating results, and this failure will have a material adverse effect on the Company's stock price. In addition, the Company's Class A Common Stock and Class B Common Stock have been trading for a very short time. While the Company expects the Class A Common Stock and Class B Common Stock prices to remain roughly equal in most market conditions, the difference in rights of the two classes, coupled with the general volatility of the Company's stock price described above, could cause the Class A Common Stock and Class B Common Stock to trade at different prices. In the event of a tender offer or other unsolicited attempt to acquire the Company, shares of Class B Common Stock would likely trade at a substantial premium to shares of Class A Common Stock as a result of the disparity of voting rights. Future issuances of both Class A Common Stock and Class B Common Stock could affect the price for either or both classes of Common Stock. For the foregoing reasons, the price for the Company's Class A Common Stock may be subject to substantial fluctuation. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risk of Discounted Value of Class A Common Stock in Future Acquisitions or Financings. The Company presently plans to issue primarily Class A Common Stock in future acquisitions or financings. If the Class A Common Stock trades at a discount to the Class B Common Stock, then acquisitions or financings involving the issuance of Class A Common Stock will be economically more dilutive to existing stockholders than such transactions would be if the Company issued Class B Common Stock. This dilution, if it occurs, will result in decreased earnings per share and lower stock prices for both the Class A Common Stock and the Class B Common Stock. See "Description of Capital Stock."


     Competition. The business and consumer marketing information industry is highly competitive. In particular, the rapid expansion of the Internet creates a substantial new channel for distributing business information to the market, and a new avenue for future entrants to the business and consumer marketing information industry. There is no guarantee that the Company will be successful in this new market. Many of the Company's principal or potential future competitors are much larger than the Company and have much larger capital bases from which to develop and compete with the Company. In business sales lead generation products, the Company faces competition from Dun's Marketing Services ("DMS"), a division of Dun & Bradstreet. DMS, which relies upon information compiled from Dun & Bradstreet's credit database, tends to focus on marketing to large companies. In business directory publishing, the Company competes primarily with Regional Bell Operating Companies, Donnelley Marketing and many smaller, regional directory publishers. In consumer sales lead generation products, the Company competes with Metromail, Donnelley Marketing, R.L. Polk, Trans Union, Equifax and Experian, both directly and through reseller networks. In data processing services, the Company competes with Acxiom, May & Speh, Harte-Hanks Data Technologies and Direct Marketing Technologies. In consumer products, the Company competes with certain small producers of CD-ROM products. In addition, the Company faces competition to the extent similar information is available on the Internet. See "Business -- Competition."

     Risks Associated with Computer Systems and Software Upgrades. Many of the Company's currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, the re-engineering of the Company's computer systems and software products to achieve year 2000 compliance will need to be completed within approximately two years. System wide computer upgrades and re-engineering can lead to unanticipated system and software defects that could disrupt the Company's data compilation, processing and packaging activities. In addition, the Company needs to replace its accounting systems in order to accommodate recent growth. If the Company is unsuccessful in upgrading its computer systems and software, or if successful completion of such upgrades takes longer than anticipated, such failure or delay would have a material adverse effect on the Company's business, competitive position, results of operations and financial condition.

     Loss of Data Centers. The Company's business depends on computer systems contained in the Company's data centers located in Omaha, Nebraska, Carter Lake, Iowa and Montvale, New Jersey. A fire or other disaster affecting any of the Company's data centers could disable the Company's computer systems. Any significant damage to any of the data centers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Computer Operations and Database Protection."

     Limited Protection of Intellectual Property and Proprietary Rights. The Company regards its databases and software as proprietary. The Company's databases are copyrighted, and the Company depends on trade secret and non-disclosure safeguards for protection of its software. The Company distributes its products under agreements that grant customers a license to use the Company's products in the ordinary course of their businesses and contain terms and conditions prohibiting the unauthorized reproduction of the Company's products. In addition, the Company generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information. There can be no assurance that the foregoing measures will be adequate to protect the Company's intellectual property. See "Business -- Intellectual and Other Proprietary Rights."


     Direct Marketing Regulation and Dependence Upon Mail Carriers. The Company and many of its customers engage in direct marketing. Certain data and services provided by the Company are subject to regulation by federal, state and local authorities. In addition, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to self-regulation of such practices by the direct marketing industry through guidelines suggested by the Direct Marketing Association (the "DMA") and to increased federal and state regulation. Compliance with existing federal, state and local laws and regulations and industry self-regulation has not to date had a material adverse effect on the Company's business, financial condition or results of operations. Nonetheless, federal, state and local laws and regulations designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect the operations of the Company, which could result in substantial regulatory compliance or litigation expense or a loss of revenue. Certain proposed federal legislation could also create proprietary rights in certain "white pages" information that is presently in the public domain, which could in turn increase the cost to the Company of acquiring data or disrupt its ability to do so. The direct mail industry depends and will continue to depend upon the services of the United States Postal Service and other private mail carriers. Any modification by the United States Postal Service of its rate structure, any increase in public or private postal rates generally or any disruption in the availability of public or private postal services could have a negative impact on the demand for business information, direct mail activities and the cost of the Company's direct mail activities.


     Certain Anti-takeover Effects. Upon completion of the offering made hereby the Company's Chairman of the Board, Vinod Gupta, and his family (the "Gupta Family") will own voting stock constituting approximately 38.1% of the Company's total stockholder vote (approximately 37.9% if the over-allotment option is exercised in full), based on the number of shares outstanding at September 30, 1997. As a result, after the offering the Gupta Family will remain in a position to control most matters requiring stockholder approval, including the election of the Company's Board of Directors and the approval of certain merger proposals. In addition, the Company's charter documents contain certain provisions that may delay, defer or prevent a takeover of the Company, including the Company's two-class Common Stock structure, a class of undesignated Preferred Stock that the Board can issue without stockholder consent, a classified board of directors with three-year staggered terms, and a supermajority stockholder vote requirement to amend the Certificate of Incorporation. The Company is also governed by Section 203 of the General Corporation Law of the State of Delaware, which imposes a three-year moratorium on certain business combinations between the Company and an interested stockholder. Finally, the Company has adopted stockholder rights plans with respect to its Class A Common Stock and Class B Common Stock, which are specifically designed to make an unsolicited, non-negotiated takeover attempt more difficult. See "Description of Capital Stock -- Certain Anti-Takeover Effects."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 6,480,500 shares of Class A Common Stock offered by the Company hereby at the assumed public offering price of $12.75, after deducting the underwriting discount and estimated offering expenses payable by the Company, are estimated to be $77,895,056 ($93,338,493 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



     The Company intends to use the net proceeds from this offering to repay debt and for general corporate purposes, including working capital and potential future acquisitions. The Company plans to repay approximately $50.0 million in debt with the proceeds of the offering, which debt was incurred since January 1, 1997 primarily in connection with the acquisitions of DBA and Pro CD. The debt to be repaid matures on February 14, 2000 and accrues interest at the bank's base rate or LIBOR plus a percentage ranging from 0.375% to 0.625% based on the Company's funded debt ratio. A portion of the net proceeds may also be used for investment in or acquisition of complementary products, technologies or businesses. As of the date of this Prospectus, the Company has no binding commitments with respect to any specific acquisition but the Company frequently evaluates the strategic opportunities available to it and intends to aggressively pursue opportunities that it believes fit its business strategy. Pending such uses, the net proceeds will be invested in marketable debt and equity securities.


                          PRICE RANGE OF COMMON STOCK


     The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol ABIIA. The following table sets forth for the periods indicated the high and low sale price for the Company's Common Stock prior to the Stock Dividend, as adjusted to give effect to the Reclassification and the Stock Dividend.



                        FISCAL YEAR                            HIGH      LOW
                        -----------                           ------    ------
1995 1st Quarter............................................  $ 7.42    $ 5.42
      2nd Quarter...........................................    9.92      7.08
      3rd Quarter...........................................   10.75      8.58
      4th Quarter...........................................   10.63      8.38
1996 1st Quarter............................................    9.75      7.00
      2nd Quarter...........................................   10.00      7.63
      3rd Quarter...........................................    9.50      5.25
      4th Quarter...........................................   11.50      7.88
1997 1st Quarter............................................   12.00      9.25
      2nd Quarter...........................................   11.94      8.50
      3rd Quarter...........................................   15.94     10.50
      4th Quarter (through October 9, 1997*)................   13.38     12.00


------------------------------


* Payment date of the Stock Dividend



     Since October 10, 1997, the date that the Class A Common Stock and Class B Common Stock began trading separately, the highest closing price for the Class A Common Stock was $12.75, and the lowest closing price for such stock was $11.75. For the same period, the highest closing price for the Class B Common Stock was $13.63, and the lowest closing price for such stock was $11.88. The last reported sale price for the Company's Class A Common Stock is indicated on the cover of the Prospectus. As of October 10, 1997, there were 96 holders of record of Class A Common Stock and 96 holders of record of Class B Common Stock.



                                DIVIDEND POLICY



     The Company has not declared or paid any cash dividends on its capital stock. Pursuant to certain financing arrangements, the Company has agreed not to pay cash dividends in any four quarter period in excess of the lesser of $5,000,000 or 25% of net income for such four quarter period. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1997 (i) on an actual basis, (ii) on a pro forma basis to give effect to the Reclassification and the Stock Dividend and (iii) on such pro forma basis as adjusted to give effect to the sale by the Company of the 6,480,500 shares of Class A Common Stock offered hereby at an assumed offering price of $12.75 per share and the application of the estimated proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.



                                                                     SEPTEMBER 30, 1997
                                                            -------------------------------------
                                                                                       PRO FORMA
                                                             ACTUAL     PRO FORMA     AS ADJUSTED
                                                            --------   ------------   -----------
                                                                  (UNAUDITED, IN THOUSANDS)
Long-term debt, current portion (1).......................  $    531     $    531      $    531
                                                            ========     ========      ========
Long-term debt, excluding current portion (1).............    81,636       81,636        31,636
Stockholders' equity:
  Preferred Stock, $.0025 par value per share, 5,000,000
     shares authorized; no shares issued or outstanding...        --           --            --
  Common Stock, $.0025 par value per share, actual:
     75,000,000 shares authorized, 48,971,664 shares
     issued and 48,806,664 shares outstanding(2); pro
     forma and as adjusted: none..........................        61           --            --
  Class A Common Stock (3), actual: none; pro forma:
     $.0025 par value per share, 220,000,000 shares
     authorized, 24,403,332 shares issued and outstanding;
     as adjusted: 30,883,832 shares issued and
     outstanding..........................................        --           61            77
  Class B Common Stock (4), actual: none; pro forma and as
     adjusted: $.0025 par value per share, 75,000,000
     shares authorized, 24,568,332 shares issued and
     24,403,332 shares outstanding........................        --           61            61
  Paid-in capital.........................................    68,270       68,209       146,088
  Retained earnings.......................................     9,410        9,410         9,410
  Treasury stock, at cost, 165,000 shares held............    (2,281)      (2,281)       (2,281)
  Unrealized holding gain, net of tax.....................     1,216        1,216         1,216
                                                            --------     --------      --------
     Total stockholders' equity...........................    76,676       76,676       154,571
                                                            --------     --------      --------
          Total capitalization............................  $158,312     $158,312       186,207
                                                            ========     ========      ========


------------------------------

(1) See Note 7 of Notes to Consolidated Financial Statements for information regarding long-term debt and capitalized leases.

(2) Excludes 6,386,050 shares reserved as of September 30, 1997 for issuance upon the exercise of outstanding options at a weighted average exercise price of $8.47 per share and 3,613,950 shares reserved for future grant or issuance under the Company's stock option plan at September 30, 1997. See
    Note 9 to the Consolidated Financial Statements.


(3) Based on the number of shares of Common Stock outstanding at September 30, 1997, as adjusted to give effect to the Reclassification and the Stock Dividend. Excludes 3,193,025 shares of Class A Common Stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $8.47 per share, 1,806,975 shares reserved for future grant of issuance under the Company's 1992 Stock Option Plan and 2,000,000 shares of Class A Common Stock reserved for the 1997 Class A Common Stock Option Plan.


(4) Based on the number of shares of Common Stock outstanding at September 30, 1997, as adjusted to give effect to the Reclassification and the Stock Dividend. Excludes 3,193,025 shares of Class B Common Stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $8.47 per share and 1,806,975 shares reserved for future grant of issuance under the Company's 1992 Stock Option Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data for each of the years in the five years ended December 31, 1996 has been derived from the Company's audited Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected consolidated financial data for the nine months ended September 30, 1996 and 1997 has been derived from unaudited interim financial statements and, in the opinion of management, include all adjustments that are of a normal recurring nature. The Consolidated Financial Statements as of December 31, 1995 and 1996, and June 30, 1997, and for each of the years in the three years ended December 31, 1996 and the six months ended June 30, 1997, have been audited by Coopers & Lybrand L.L.P. and are included elsewhere in this Prospectus. The following data has been restated to reflect the Reclassification and the Stock Dividend.



                                                                                             NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                         -------------------------------------------------   ------------------
                                          1992       1993      1994      1995       1996      1996       1997
                                         -------    -------   -------   -------   --------   -------   --------
                                                                                                (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales..............................  $48,517    $55,752   $69,603   $86,766   $108,298   $76,695   $139,511
Costs and expenses:
  Database and production costs........   11,774     13,973    18,153    23,999     29,272    20,673     38,674
  Selling, general and
    administrative.....................   20,051     23,072    28,249    37,724     45,766    31,674     59,396
  Depreciation and amortization........    2,410      2,651     3,125     3,469      4,855     3,291     24,397
  Acquisition-related charges(1).......       --         --        --        --     21,500    21,500     56,098
                                         -------    -------   -------   -------   --------   -------   --------
Total costs and expenses...............   34,235     39,696    49,527    65,192    101,393    77,138    178,565
                                         -------    -------   -------   -------   --------   -------   --------
Operating income (loss)................   14,282     16,056    20,076    21,574      6,905      (443)   (39,054)
Other income (expense):
  Investment income....................      607      1,172     1,109     1,322      3,194     1,567      2,513
  Interest expense.....................     (605)      (298)     (247)     (157)      (209)      (53)    (2,687)
  Other................................       58         --        --        --       (943)     (740)        --
                                         -------    -------   -------   -------   --------   -------   --------
Income (loss) before income taxes and
  discontinued operation...............   14,342     16,930    20,938    22,739      8,947       331    (39,228)
Income taxes(2)........................    4,435      5,941     7,710     8,421      3,400       126      4,299
                                         -------    -------   -------   -------   --------   -------   --------
Income (loss) from continuing
  operations...........................    9,907     10,989    13,228    14,318      5,547       205    (43,527)
Loss on discontinued operation(3)......       --       (214)     (404)   (2,317)      (355)     (355)        --
Loss from abandonment of
  subsidiary(3)........................       --         --        --        --     (1,373)   (1,373)        --
                                         -------    -------   -------   -------   --------   -------   --------
Net income (loss)(2)...................  $ 9,907    $10,775   $12,824   $12,001   $  3,819   $(1,523)  $(43,527)
                                         =======    =======   =======   =======   ========   =======   ========
Earnings per share:
  Income (loss) from continuing
    operations.........................  $  0.25(2) $  0.27   $  0.32   $  0.35   $   0.13   $  0.00   $  (0.91)
  Loss on discontinued operation and
    abandonment of subsidiary..........       --      (0.01)    (0.01)    (0.06)     (0.04)    (0.04)        --
                                         -------    -------   -------   -------   --------   -------   --------
  Net income (loss)....................  $  0.25(2) $  0.26   $  0.31   $  0.29   $   0.09   $ (0.04)  $  (0.91)
                                         =======    =======   =======   =======   ========   =======   ========
Weighted average shares outstanding....   40,329     41,315    41,356    41,475     42,065    41,616     47,964
                                         =======    =======   =======   =======   ========   =======   ========



                                                             DECEMBER 31,                       SEPTEMBER 30,
                                           ------------------------------------------------   ------------------
                                            1992      1993      1994      1995       1996      1996       1997
                                           -------   -------   -------   -------   --------   -------   --------
                                                                                                 (UNAUDITED)
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital..........................  $23,465   $30,765   $35,411   $45,363   $ 45,727   $42,709   $ 62,353
Total assets.............................   47,807    61,027    77,783    91,241    107,877    98,499    196,035
Long-term debt, including current
  portion................................    5,306     4,587     3,821     2,039      1,135     1,026     82,167
Stockholders' equity.....................   39,508    50,665    63,326    76,084     87,605    77,556     76,676


------------------------------


(1) In 1996, represents charges for the write-off of purchased in-process research and development costs of approximately $10.0 million relating to the acquisition of Digital Directory Assistance and approximately $11.5 million related to the change in estimated useful lives based on management's evaluation of certain intangibles related to acquisitions prior to 1995. In 1997, represents the write-off of $53.5 million of purchased in-process research and development costs and $2.6 million of other restructuring costs related to the acquisitions of DBA and Pro CD.



(2) Prior to February 1992, the Company was taxed as an S corporation. Accordingly, net income prior to February 1992 contained no provision for federal and state income taxes. Had net income reflected a tax provision at a combined federal and state income tax rate of 36% in 1992, net income and earnings per share would have approximated $9.2 million and $0.23, respectively.



(3) During 1995, the Company sold American Business Communications for $3.0 million in the form of a non-recourse promissory note. The aggregate losses from discontinued operations from this disposition were approximately $3.3 million from 1993 through 1996. In addition, in 1996 the Company recorded a loss of $1.4 million attributable to the default by the purchaser on the non-recourse promissory note delivered to the Company in this transaction.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW


     The Company is a leading provider of business and consumer marketing information products and data processing services. The Company's products and services help its clients generate new customers more effectively at lower cost. The Company's key assets include a proprietary database of over 11 million businesses and a consumer database of over 113 million households and 180 million individuals in the United States and Canada, which the Company believes are among the most comprehensive and accurate available. The Company leverages these key assets by selling a broad range of marketing information products and data processing services through targeted distribution channels primarily to small and medium size businesses and also to consumers and larger corporations.



     The Company's business is organized around three principal product lines consisting of sales lead generation products, data processing services and consumer CD-ROM products, which accounted for 68%, 22% and 10% of net sales, respectively, in the nine months ended September 30, 1997. Historically, the Company's revenue has been derived predominantly through the sale of its sales lead generation products. The Company began to recognize significant revenue from its data processing services in 1997 and revenue from its consumer CD-ROM products increased substantially between 1993 and 1997. Over 75% of the Company's net sales in 1996 were attributable to customers who had previously purchased the Company's products. No customer represented greater than 7% of net sales in the nine months ended September 30, 1997. The Company's net sales increased at a compounded annual rate of 22% to $108.3 million in 1996 from $48.5 million in 1992, both through the introduction of new products and new distribution channels and through the strategic acquisition of complementary businesses. For the nine months ended September 30, 1997, total net sales were $139.5 million.


     The Company has supplemented its internal growth through strategic acquisitions. The Company has completed six acquisitions since mid-1996. Through these acquisitions, the Company has increased its presence in the consumer marketing information industry, greatly increased its ability to provide data processing solutions, added two consumer CD-ROM product lines and broadened its offerings of business marketing information. The following table summarizes these acquisitions:

         ACQUIRED COMPANY                              KEY ASSET                      DATE ACQUIRED
         ----------------                              ---------                      -------------
Digital Directory Assistance        Consumer CD-ROM Products                          August 1996
County Data Corporation             New Businesses Database                           November 1996
Marketing Data Systems              Data Processing Services                          November 1996
BJ Hunter                           Canadian Business Database                        December 1996
DBA                                 Consumer Database and Data Processing Services    February 1997
Pro CD                              Consumer CD-ROM Products                          August 1997


     The Company incurred acquisition-related charges to operations, consisting of the write-off of acquired in-process research and development and other restructuring charges of an aggregate of approximately $10.0 million in 1996 in connection with the acquisition of Digital Directory Assistance and $56.1 million in the nine months ended September 30, 1997 in connection with the acquisitions of DBA and Pro CD. In addition, the Company expects to amortize an aggregate of approximately $91.2 million in goodwill and other intangibles over periods of 1 to 15 years in connection with acquisitions completed since mid-1996. Of this amount, $19.0 million constitutes amortization of purchased databases associated with the DBA acquisition over 12 months beginning on February 1, 1997 which will result in $4.8 million and $1.6 million being recognized in the three months ended December 31, 1997 and March 31, 1998, respectively. The Company's strategy is to continue growth both internally and through future strategic acquisitions. While there are currently no binding commitments with respect to any particular future acquisitions, the Company frequently evaluates the strategic opportunities available to it and intends to aggressively pursue acquisitions of complementary products, technologies or businesses that it believes fit its business strategy. See Notes 2, 3, 6 and 16 of Notes to Consolidated Financial Statements.


     The Company's revenue is primarily generated from the sale of its products and services and the licensing of its data to third parties. Revenue from the sale of products and services is generally recognized when the product is delivered or the services are performed. A portion of revenue from data licensing is recognized at the time the initial set of data is delivered, with the remaining portion being deferred and recognized over the license term as the Company provides updated information. Reserves are established for estimated returns and uncollectible amounts.

     The Company's operating expenses are determined in part based on the Company's expectations of future revenue growth and are substantially fixed in the short term. As a result, unexpected changes in revenue will have a disproportionate effect on net income in any given period. The Company's database and production costs are generally expensed as incurred and relate principally to maintaining, verifying and updating its database, fulfilling customer orders and the direct costs associated with the production of CD-ROM titles. Costs to develop new databases, including the consumer database currently under development, are capitalized by the Company and amortized upon the successful completion of the databases over a period not to exceed 12 months. Selling, general and administrative expenses consist principally of salaries and benefits associated with the Company's sales force as well as costs associated with its catalogs and other promotional materials.


     Database and production costs have increased as a percentage of net sales as a result of higher costs associated with data processing services and CD-ROM production. To the extent that data processing and CD-ROM sales constitute a greater percentage of net sales, the Company expects database and production costs to increase as a percentage of net sales in the future. In addition, the Company is building infrastructure for continued growth and increased sales, and as a result selling, general and administrative expenses have grown as a percentage of net sales.



     The Company has been profitable on an operating basis in each year since its inception in 1972. The Company incurred a net loss in the nine months ended September 30, 1997, and expects a net loss in fiscal 1997, due to acquisition-related write-offs of acquired in-process research and development and restructuring charges and amortization of goodwill and other intangibles in connection with the acquisitions of DBA, Pro CD and other businesses. Excluding these acquisition-related write-offs and amortization, the Company would have been profitable in the nine months ended September 30, 1997.



     During 1995, the Company sold American Business Communications for $3.0 million in the form of a non-recourse promissory note. The aggregate losses from discontinued operations from this disposition were approximately $3.3 million from 1993 through 1996. In addition, in 1996 the Company recorded a loss of $1.4 million attributable to the default by the purchaser on the non-recourse promissory note delivered to the Company in this transaction.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's statement of operations data expressed as a percentage of net sales:


                                                                                     NINE MONTHS
                                                                 YEAR ENDED             ENDED
                                                                DECEMBER 31,        SEPTEMBER 30,
                                                            --------------------    -------------
                                                            1994    1995    1996    1996    1997
                                                            ----    ----    ----    ----    -----
Net sales.................................................   100%    100%    100%    100%     100%
Costs and expenses:
  Database and production costs...........................    26      28      27      27       28
  Selling, general and administrative.....................    41      43      42      41       43
  Depreciation and amortization...........................     4       4       5       5       17
  Acquisition-related charges.............................    --      --      20      28       40
                                                             ---     ---     ---     ---     ----
          Total costs and expenses........................    71      75      94     101      128
                                                             ---     ---     ---     ---     ----
Operating income (loss)...................................    29      25       6      (1)     (28)
Other income, net.........................................     1       2       2       1       --
                                                             ---     ---     ---     ---     ----
Income (loss) before income taxes and discontinued
  operation...............................................    30      27       8      --      (28)
Income taxes..............................................    11      10       3      --        3
                                                             ---     ---     ---     ---     ----
Income (loss) from continuing operations..................    19      17       5      --      (31)
Loss on discontinued operation and abandonment of
  subsidiary..............................................     1       3       1      (2)      --
                                                             ---     ---     ---     ---     ----
Net income (loss).........................................    18%     14%      4%     (2)%    (31)%
                                                             ===     ===     ===     ===     ====



NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996



     Net Sales. Net sales for the nine months ended September 30, 1997 were $139.5 million, an increase of $62.8 million, or 82%, from $76.7 million in the comparable period in 1996. Of this increase, approximately $38.3 million were attributable to the net sales of DBA for the period from February 1, 1997, the date of acquisition, through September 30, 1997.



     Net sales of sales lead generation products for the nine months ended September 30, 1997 were $94.5 million, a 45% increase from $65.3 million in the comparable period in 1996. Excluding the effect of acquisitions completed after September 30, 1996, net sales of sales lead generation products for the nine months ended September 30, 1997 were $79.0 million, a 21% increase from the comparable period in 1996. Net sales of sales lead generation products attributable to acquired companies and included in the nine months ended September 30, 1997 were approximately $15.5 million, or 16% of net sales. Of this amount, approximately $10.7 million were attributable to the net sales of DBA from February 1, 1997 through September 30, 1997. The remaining $4.8 million were primarily attributable to the net sales of County Data Corporation and BJ Hunter for the nine months ended September 30, 1997.



     Net sales of data processing services for the nine months ended September 30, 1997 were $30.9 million, as compared to $3.1 million in the comparable period in 1996. This increase is directly attributable to the acquisitions of DBA and Marketing Data Systems. Of the increase, $27.6 million were attributable to the net sales of DBA from February 1, 1997 through September 30, 1997 and $1.5 million were attributable to the net sales of Marketing Data Systems for the nine months ended September 30, 1997.



     Net sales of consumer CD-ROM products for the nine months ended September 30, 1997 were $14.1 million, a 70% increase from $8.3 million in the comparable period in 1996. This increase was primarily attributable to the acquisitions of Digital Directory Assistance in September 1996 and Pro CD effective in August 1997.



     Database and Production Costs. Database and production costs for the nine months ended September 30, 1997 were $38.7 million, an 87% increase from $20.7 million in the comparable period in 1996. These costs constituted 28% of net sales in the nine months ended September 30, 1997 and 27% of net sales in the comparable period in 1996. The increase as a percentage of net sales was the result of higher database and production costs for data processing services and CD-ROM production as compared to the costs for maintaining and verifying the Company's databases.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the nine months ended September 30, 1997 were $59.4 million, an 88% increase from $31.7 million in the comparable period in 1996. These expenses constituted 43% of net sales in the nine months ended September 30, 1997 and 41% as a percentage of net sales in the comparable period in 1996. This increase as a percentage of net sales was primarily attributable to an increase in direct marketing activities for all of the Company's products and services, continued investment in the Company's field sales organization and promotional marketing of consumer CD-ROM products.



     Depreciation and Amortization Expenses. Depreciation and amortization expenses for the nine months ended September 30, 1997 were $24.4 million, as compared to $3.3 million in the comparable period in 1996. These expenses constituted 17% of net sales in the nine months ended September 30, 1997, and 5% of net sales in comparable period of 1996. Of such increases, $15.8 million represented amortization of acquired database costs and purchased data processing costs related to the acquisition of DBA, which are being amortized over lives of one or two years. The remaining increase reflects additional depreciation on property and equipment additions and amortization of intangibles for certain other acquisitions recorded since September 30, 1996.



     Acquisition-Related Charges. As part of the acquisition of Digital Directory Assistance in August 1996, the Company recorded charges of $10.0 million in the nine months ended September 30, 1996 for acquired in-process research and development costs. Additionally, in September 1996, the Company recorded a charge of $11.5 million due to the change in estimated useful lives based on management's evaluation of the remaining lives of certain intangibles related to acquisitions made prior to 1995. These acquisition-related charges constituted $21.5 million constituted 28% of net sales for the nine months ended September 30, 1996.



     As part of the acquisition of DBA in February 1997 and Pro CD in August 1997, the Company recorded charges totaling $56.1 million, or 40% of net sales, in the nine months ended September 30, 1997 for acquired in-process research and development costs as well as other related integration and organizational restructuring costs.



     Operating Income (Loss). As a result of the factors described above, the Company had an operating loss of $39.1 million, or 28% of net sales, in the nine months ended September 30, 1997, as compared to an operating loss of $443,000, or 1% of net sales, in the comparable period in 1996. Excluding the effect of the amortization and acquisition related charges described above, the Company would have had operating income of $32.8 million, or 24% of net sales, in the nine months ended September 30, 1997, and operating income of $21.1 million, or 27% of net sales, in the nine months ended September 30, 1996.



     Other Income (Expense), Net. Other income (expense), net for nine months ended September 30, 1997 was $(174,000), as compared to $774,000 in the comparable period in 1996. This decrease was primarily attributable to interest expense incurred on the Company's credit facility, of which $78.0 was outstanding at September 30, 1997 (See Note 3). The Company had no outstanding borrowings under a credit facility at September 30, 1996.



     Income Taxes. A provision for income taxes at a combined federal and state tax rate of 38% was recorded with respect to the nine months ended September 30, 1997.



1996 COMPARED TO 1995


     Net Sales. Net sales for 1996 were $108.3 million, a 25% increase from $86.8 million in 1995. Net sales of sales lead generation products for 1996 were $89.7 million, an 18% increase from $75.9 million in 1995. Net sales of consumer CD-ROM products for 1996 were $13.9 million, a 74% increase from $8.0 million in 1995. Net sales of data processing services were $4.6 million, a 64% increase from $2.8 million in 1995.

     Database and Production Costs. Database and production costs for 1996 were $29.3 million, an increase of 22% from $24.0 million in 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1996 were $45.8 million, an increase of 21% from $37.7 million in 1995. This increase was primarily attributable to an overall increase in direct marketing activities for all of the Company's products and services, continued investment in the Company's field sales organization and promotional marketing of consumer CD-ROM products, partially offset by a one-time charge of $3.1 million in 1995 to recognize compensation expense related to the repurchase of capital stock from a former officer of the Company.


     Depreciation and Amortization Expenses. Depreciation and amortization of goodwill and other intangibles were $4.9 million in 1996, as compared to $3.5 million in 1995, primarily due to the increased amortization related to acquisitions.


     Acquisition-Related Charges. During the third quarter of 1996, the Company recorded acquisition-related charges to continuing operations of $10.0 million for acquired in-process research and development associated with the acquisition of Digital Directory Assistance and $11.5 million associated with a change in the estimated useful lives of certain intangible assets related to acquisitions prior to 1995.



     Operating Income. As a result of the factors described above, operating income in 1996 was $6.9 million, as compared to $21.6 million in 1995. Excluding the acquisition-related charges described above, the Company would have had operating income of $28.4 million, or 26% of net sales, in 1996.


     Other Income, Net. Other income, net for 1996 was $2.0 million, as compared to $1.2 million in 1995, primarily due to net realized gains of $1.3 million on the sale of marketable securities during 1996 compared to net realized losses of $339,000 on the sale of marketable securities during 1995. Interest expense increased slightly due to the addition of capitalized equipment leases during early 1996. Other expenses consist of a permanent write-down on an equity investment included in other assets of the consolidated balance sheet and costs associated with a pooling-of-interests transaction.

1995 COMPARED TO 1994

     Net Sales. Net sales for 1995 were $86.8 million, a 25% increase from $69.6 million in 1994. Net sales of sales lead generation products for 1995 were $75.9 million, a 16% increase from $65.6 million in 1994. Net sales of consumer CD-ROM products for 1995 were $8.0 million, as compared to $2.0 million in 1994.

     Database and Production Costs. Database and production costs for 1995 were $24.0 million, a 32% increase from $18.2 million in 1994. The increase in database and production costs as a percent of net sales was primarily attributable to increased sales of CD-ROM products which bore a slightly higher level of costs than the Company's traditional lead generation products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1995 were $37.7 million, a 34% increase from $28.2 million in 1994. This increase was primarily attributable to an overall increase in direct marketing activities for all of the Company's products and services, continued investment in a field sales organization and promotional marketing of consumer CD-ROM products. This increase also includes a one-time charge of $3.1 million in 1995 to recognize compensation expense related to the repurchase of capital stock from a former officer of the Company.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses were $3.5 million in 1995, as compared to $3.1 million in 1994, primarily due to the increased amortization related to acquisitions.

     Operating Income. As a result of the factors described above, operating income in 1995 was $21.6 million, as compared to $20.1 million in 1994.

     Other Income, Net. Other income, net for 1995 was $1.2 million, as compared to $862,000 for 1994. Investment income for 1995 was $1.3 million, as compared to $1.1 million in 1994, primarily due to an increase in cash and cash equivalents and investments. Interest expense decreased in 1995 from 1994 due to lower outstanding debt balances during 1995.

LIQUIDITY AND CAPITAL RESOURCES


     As of September 30, 1997, the Company's principal sources of liquidity included cash and cash equivalents of $10.2 million and marketable securities of $20.7 million. In February 1997, the Company entered into a $65.0 million credit facility in connection with the acquisition of DBA. In August 1997, the Company increased this credit facility to $100.0 million. The primary reason for the increase was to finance the acquisition of Pro CD. As of the date of this Prospectus, $78.0 million of this facility had been drawn upon. Approximately $50.0 million of the Company's debt under this credit facility will be repaid with the proceeds of the offering made hereby. As of September 30, 1997, the Company had working capital of $62.4 million.



     Net cash provided by operating activities for the nine months ended September 30, 1997 totaled $17.4 million. The Company spent approximately 4.0 million related to acquisitions of furniture and equipment and $2.4 million related to building and improvements to its Omaha facility in the nine months ended September 30, 1997. The Company is building a new facility for the consumer and business database compilation division in Papillion, Nebraska, with an estimated cost of $8.0 million, which is anticipated to be completed in mid-1998.



     The Company paid $87.4 million in cash during the nine months ended September 30, 1997 in connection with the acquisition of certain businesses. This amount includes $8.1 million, $59.1 million and $18.3 million associated with the acquisitions of Digital Directory Assistance, DBA and Pro CD, respectively.


     The Company believes that the proceeds from the sale of the Common Stock offered hereby, together with its existing sources of liquidity and cash generated from operations, will satisfy the Company's projected working capital and other cash requirements for at least the next 12 months. To the extent the Company experiences growth in the future, the Company anticipates that its operating and investing activities may use cash. Any such future growth and any acquisitions of other technologies, products or companies may require the Company to obtain additional equity or debt financing, which may not be available or may be dilutive.

UNAUDITED QUARTERLY RESULTS OF OPERATIONS



     The following table sets forth selected financial information for each of the seven quarters in the period ended September 30, 1997. This information has been prepared by the Company on the same basis as the Consolidated Financial Statements included elsewhere in this Prospectus and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited financial statements and the notes thereto. The operating results for any given quarter are not necessarily indicative of results for any future period. Earnings per share data and weighted average shares outstanding have been adjusted for the Reclassification and the Stock Dividend.



                                                          1996                                 1997
                                                      QUARTER ENDED                       QUARTER ENDED
                                         ---------------------------------------   ----------------------------
                                          MARCH     JUNE      SEPT.       DEC.      MARCH      JUNE      SEPT.
                                           31        30         30         31         31        30        30
                                         -------   -------   --------   --------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $24,785   $24,325   $ 27,585   $ 31,603   $ 41,948   $47,008   $50,555
Costs and expenses:
  Database and production costs........    6,274     6,654      7,745      8,599     11,415    13,111    14,148
  Selling, general and
    administrative.....................   10,152    10,113     11,409     14,092     17,986    20,079    21,331
  Depreciation and amortization........    1,164     1,165        962      1,564      6,356     9,056     8,985
  Acquisition-related charges..........       --        --     21,500         --     51,798        --     4,300
                                         -------   -------   --------   --------   --------   -------   -------
Operating income (loss)................    7,195     6,393    (14,031)     7,348    (45,607)    4,762     1,791
Other income (expense).................      399       613       (238)     1,268         42        41      (257)
                                         -------   -------   --------   --------   --------   -------   -------
Income (loss) before income taxes and
  discontinued operation...............    7,594     7,006    (14,269)     8,616    (45,565)    4,803     1,534
Income taxes...........................    2,885     2,630     (5,389)     3,274      1,631     1,893       775
                                         -------   -------   --------   --------   --------   -------   -------
Income (loss) from continuing
  operations...........................    4,709     4,376     (8,880)     5,342    (47,196)    2,910       759
Loss on discontinued operation.........       --        --       (355)        --         --        --        --
Loss from abandonment of subsidiary....       --        --     (1,373)        --         --        --        --
                                         -------   -------   --------   --------   --------   -------   -------
Net income (loss)......................  $ 4,709   $ 4,376   $(10,608)  $  5,342   $(47,196)  $ 2,910   $   759
                                         =======   =======   ========   ========   ========   =======   =======
Net income (loss) per share............  $  0.11   $  0.11   $  (0.25)  $   0.12   $  (1.02)  $  0.06   $  0.02
                                         =======   =======   ========   ========   ========   =======   =======
Weighted average shares outstanding....   41,566    41,602     41,680     43,402     46,412    48,678    48,774
                                         =======   =======   ========   ========   ========   =======   =======
Net Sales..............................      100%      100%       100%       100%       100%      100%      100%
Costs and expenses
  Database and production costs........       25        27         28         27         27        28        28
  Selling, general and
    administrative.....................       41        42         41         45         43        43        42
  Depreciation and amortization........        5         5          3          5         15        19        18
  Acquisition-related charges..........       --        --         78         --        123        --         9
Operating income (loss)................       29        26        (51)        23       (109)       10         4
Other income (expense).................        2         3         (1)         4         --        --        (1)
Income (loss) before income taxes and
  discontinued operations..............       31        29        (52)        27       (109)       10         3
Income taxes...........................       12        11         20         10          4         4         2
Loss on discontinued operations and
  abandonment of subsidiary............       --        --         (6)        --         --        --        --
Net income (loss)......................       19%       18%        38%        17%      (113)%       6%        2%

                                    BUSINESS


THE COMPANY



     American Business Information, Inc. (the "Company") is a leading provider of business and consumer marketing information products and data processing services. The Company's products and services help its clients generate new customers more effectively at lower cost. The Company's key assets include a proprietary database of over 11 million businesses and a consumer database of over 113 million households and 180 million individuals in the United States and Canada, which the Company believes are among the most comprehensive and accurate available. The Company leverages these key assets by selling a broad range of marketing information products and data processing services through targeted distribution channels primarily to small and medium size businesses and also to consumers and larger corporations. The Company's net sales increased at a compounded annual growth rate of 22% to $108.3 million in 1996 from $48.5 million in 1992, both through the introduction of new products and distribution channels and through the acquisition of complementary businesses. For the nine months ended September 30, 1997, total net sales were $139.5 million.



INDUSTRY BACKGROUND



     Businesses, sales organizations and sales people have an ongoing need to acquire new customers. Targeted marketing to businesses and consumers through direct marketing, telesales and field sales is increasingly used as a cost-effective means to identify and acquire new customers. As competition for customers has heightened, marketing costs have increased while technological advances have made information more accessible and less expensive. As a result, it has become imperative for businesses to utilize their marketing resources more efficiently through the targeted use of information products and data processing services. The growth of business and consumer targeted marketing has created a substantial and ongoing need for accurate and timely information to help identify potential customers from the millions of businesses and hundreds of millions of consumers in the United States and Canada.



     The demand for business and consumer data is highly segmented among small and medium size businesses, large corporations and individual consumers. For many small and medium size businesses with limited resources business information and related analytical services have become fundamental marketing tools. These businesses require accurate and comprehensive information on specific segments of their customer population. The Company believes that traditionally these small and medium size businesses have been unable to obtain this information because they do not have the resources to collect it themselves and marketing information vendors have not provided them with comprehensive and affordable solutions. In contrast, larger corporations typically have their own data and require data processing and management services in addition to the blending of their in-house customized database with a more extensive data set to achieve specific marketing requirements. Finally, individual consumers need very specific reference information on a small number of businesses or consumers that is easily accessible at low cost through a variety of delivery formats.



     The Company believes that the increasing demand for sales and marketing information products and data processing services has contributed and will continue to contribute to growth and consolidation in the business and consumer marketing information industry. The Company believes that economies of scale and scope are available in the compilation and maintenance of large and in-depth business and consumer databases that can then be leveraged to meet each segment of demand in the business and consumer information market. The Company also believes that the quality of data processing services is directly dependent upon the scale and scope of the underlying databases. The Company further believes that to optimize the value of a database, the provider of information products and data processing services derived from that database must have a broad range of well established distribution channels.

STRATEGY

     The Company's objective is to be the leading provider of business and consumer marketing information products and data processing services in the United States and Canada by continuing to help its clients generate new customers efficiently and effectively. The Company focuses on selling its lead generation products to small and medium size businesses while marketing reference products to consumers and more complete solutions to larger corporations. The Company believes that it effectively competes in the business and consumer marketing information industry by exploiting its competitive strengths. These strengths include the Company's accurate and comprehensive databases and its ability to leverage these databases by providing customers with the specific data they need in a variety of formats through targeted distribution channels. Key elements of the Company's growth strategy include:

     Expand and Enhance the Proprietary Business Database. The Company continues to invest substantial time and resources to maintain the quality and increase the depth of its proprietary business database, which it believes contains the most comprehensive and accurate business marketing information in the United States and Canada. The Company expands and continually updates its business database to strengthen its leadership position in business marketing information products and data processing services. For example, the Company makes over 16 million telephone calls every year to verify each record in the business database.

     Leverage the Databases. The Company continues to leverage its business database by introducing new information products and new product delivery formats to strengthen its competitive advantage in the business marketing information industry. The Company sells a wide range of pre-packaged and customized information products tailored to specific customer requirements on a variety of delivery formats through targeted distribution channels. The Company distributes its information products and data processing services through direct mail, telemarketing, field sales offices, national accounts sales teams, retail outlets and information resellers. The Company intends to respond to changes in information technology by introducing new product delivery formats, such as delivery over the Internet and business intranets and on DVD. The Company prices its information products and services based on the type, amount and format of the information provided to create an attractive marketing information solution for its customers.


     Increase Recurring Revenue. The Company intends to increase recurring revenue in a number of ways. The Company encourages repeat purchases of its information products by offering annual editions of its directories and monthly subscription updates. The Company generates recurring revenue from royalties by licensing its databases to other information providers and large corporations for internal use. In addition, the Company sells its data processing services to large corporations with ongoing information service requirements, and subsequently sells its information products to these clients.


     Replicate Business Database Strategy for Consumer Database. The Company intends to utilize the strategies and targeted distribution channels developed for its business information products and data processing services to serve clients engaged in marketing to consumers. The Company believes that its consumer database is among the most accurate and comprehensive in the United States, and its ability to offer customers both high quality business and consumer data gives it a competitive advantage over other companies offering marketing information. The Company's consumer database consists of data licensed from third parties and the Company is developing a proprietary consumer white page file.

     Enhance Product and Service Offerings Through Strategic Acquisitions. The Company intends to continue expanding its database and data processing capabilities not only through expansion of its existing business, but also through the acquisition of complementary businesses. Since mid-1996, the Company completed six acquisitions that increased its presence in the consumer marketing information industry, greatly increased its ability to provide data processing solutions, added two consumer CD-ROM product lines and broadened its offerings of business marketing information. The Company believes that there are further opportunities to add to its product and service offerings and to expand its distribution channels through strategic acquisitions.

DATABASES

     The Company believes that its databases are among the most comprehensive and accurate in the United States, and that the maintenance and development of these databases will be critical elements of the Company's continued success. The Company continually updates its databases to reflect the formation of new businesses, entities going out of business, changes relating to existing businesses, such as new offices, new officers or new lines of business, and changes of consumer names and addresses. The Company has invested and will continue to invest significant time and resources in the creation, maintenance and enhancement of its databases and related applications software.


     Business Database. The Company's proprietary business database contains information on over 11 million businesses in the United States and Canada. The Company segments the business database into subsets such as growing businesses, small business owners, big businesses, "work at home" businesses, female executives and business owners, corporate affiliations, toll-free telephone numbers and World Wide Web sites. The Company also adds depth to its business database through the addition of data elements such as news headlines, public filings, credit information and business owner biographies. The Company compiles the information in the business database in two stages. First, the Company inputs from approximately 5,000 sources including yellow page directories, state directories, chamber of commerce directories, newspapers, business white pages, telephone directories and other publicly available sources. Each business entry contains, where available: name of business, contact person, street address, city, state, area code and telephone number, fax number, SIC code, product brands sold by businesses, franchises, professional specialties, yellow page classification, size of yellow page advertisement, year of first appearance in the yellow pages, zip code, carrier route, county code, population code and metropolitan statistical area. Second, the Company makes over 16 million telephone calls each year to the businesses in the database to verify the information and to obtain or confirm additional information for inclusion in the database. The Company's proprietary automated and predictive dialing system optimizes the efficiency of the telephone verification process. Information obtained through the telephone verification process includes name of the owner or manager, number of employees, primary business activity and address verification. The Company regularly evaluates additional or alternative questions to ask in telephone verification in order to improve the depth and quality of its database.



     The maintenance and development of the Company's business database require sophisticated computer hardware and software to handle rapid compilation, order processing, accounting, storage, sorting and quality control. The Company's computer system allows a work force of over 500 employees to compile, program and process data simultaneously. More than 20,000 proprietary software programs operate the data compilation, demographic enhancement and order fulfillment process. The Company's data entry personnel use on-line proprietary data compilation software to access the database and update, change or verify each record at a rate of approximately 1.3 million records per month. A separate quality control group checks input quality and seeks to ensure that the information that reaches the Company's database is approximately 99% accurate from the original source. The Company has also developed proprietary software to check the database for the accuracy of spelling, abbreviations and telephone exchanges.


     Consumer Database. The Company's consumer database, which primarily consists of data licensed from third parties, contains information on over 113 million households, 180 million consumers, 60 million homeowners, and 22 million mail order purchasers. The consumer database includes information in over 70 categories of demographic information including age, income, marital status, gender, presence of children in households, credit card information, mortgage data, vehicle information, recent changes of address and lifestyle selections. The Company obtains information for its consumer database from publicly available and third party directories, supplemented with information gathered from warranty data, census data, buyer information, credit data and self-reported lifestyle information. In addition, the Company updates and maintains its consumer database using information licensed from the United States Postal Service's National Change of Address, Delivery Sequence File and Locatable Address Conversion Systems, allowing the Company to track consumers as they move. These steps enable the Company to ensure high deliverability rates for direct mail marketing. The Company is working to complete its own proprietary consumer white page file, which it expects to complete by the end of 1997. The Company complies with the DMA guidelines with respect to the collection, distribution and use of information about individuals.

     "New Business" Database. The Company monitors and compiles information on newly formed businesses throughout the United States by checking state filings, business licenses and court documents. The Company verifies and sells the data to allow clients to contact potential new customers as soon as possible, then incorporates the information into its core business database.

     Medical Databases. The Company maintains and markets a specialized database on physicians and surgeons, and is creating a similar database on dentists. The physician and surgeon database contains information on over 575,000 physicians and surgeons nationwide. The database is compiled from third party sources, and contains information on age, gender, professional school, specialties, and personal interests.

PRODUCTS AND SERVICES


     The Company offers a variety of business and consumer information products and data processing services to assist its customers with activities such as identifying and qualifying prospective customers, initiating direct mail programs, telemarketing, estimating market potential, monitoring the effectiveness of marketing efforts and surveying competitive markets. The Company sells its information products through a variety of delivery formats, including hard copy prospect lists, sales lead cards, mailing labels, diskettes, CD-ROMs, the Internet, telephone and fax. The Company distributes its information products and data processing services through direct mail, telemarketing, field sales offices, national accounts sales teams, retail outlets and information resellers. More than 75% of the Company's net sales in 1996 were attributable to customers who had previously purchased the Company's products. The Company's business is organized around three principal product lines consisting of sales lead generation products, data processing services and consumer CD-ROM products, which accounted for 68%, 22% and 10% of net sales, respectively, in the nine months ended September 30, 1997.


Sales Lead Generation Products


     Customized Sales Lead Generation Products. The Company's customized sales lead generation products, which include hard copy prospect lists, sales lead cards, mailing labels, diskettes and mapping products, are used by customers who ask the Company to generate specific information for them. The Company markets its customized sales lead generation products primarily to small and medium size businesses, who use these materials to efficiently identify and communicate with potential customers. The Company produces its sales lead generation products using a combination of customized sorting criteria to meet the customer's marketing objectives. The Company's telemarketing sales representatives work with prospective customers to help them specify sorting criteria that will produce marketing information materials optimized for each customer's business, and guide them to understanding how this information can be used. For example, with Sales Leads On A Map, customers can plot their leads on a street map, which allows them to increase productivity, assign sales territories and measure sales activity by knowing exactly where prospective customers are clustered. The Company sells its customized sales lead generation products primarily through direct mail, telemarketing and its field sales offices. Generally, sales lead generation products are priced on a per name basis, which varies according to the number of names supplied, the type of information required and the delivery format selected.


     Non-Stop Sales Leads. Non-Stop Sales Leads is a subscription program that provides customers with a prospect database and monthly updates including new leads for the market area, changes to the original database and a list of companies that have gone out of business. The Company sells Non-Stop Sales Leads to small, medium and large businesses who use the monthly new prospect updates to acquire new customers, expand into new markets and replace lost customers. The Company markets Non-Stop Sales Leads primarily through direct mail, telemarketing and field sales offices. Customers pay an up-front fee for the initial database of requested information and additional monthly subscription fees for the updates.

     Business Directories. The Company's printed business directories are bundled with CD-ROMs and include such titles as State Business Directories, American Manufacturers Directory, Big Business Directory, Credit Reference Directory, Entrepreneurs Directory, Physicians & Surgeons Directory and U.S. Business Directory. In addition, the Company also sells a number of business directories on CD-ROM only, including titles such as Households USA, Professionals, and Female Executives and Business Owners. The Company sells these directories to small and large business marketers who use them for lead generation, telemarketing and reference purposes, and are attracted to the directories by their affordability, convenience and reference value. The printed directories are useful for reference, while the CD-ROM products allow users to sort, search and print marketing information. The Company sells its business directories primarily through direct mail, telesales and its field sales offices. Purchasers of business directories pay a one-time fee for the directories when they initially acquire them, and can purchase annual updates. For CD-ROM products, an annual license fee enables a customer to access and use a specified number of names. Proprietary metering technologies for CD-ROM products require purchasers to pay an additional fee to download additional names and prevent purchasers from using the product longer than one year after the installation date.


     Telephone Information Service. The Company sells its telephone information service, InfoAccess, to businesses that request instant company profiles, business credit profiles and additional detailed information on businesses in the United States and Canada. Business credit profiles allow a customer to evaluate a company's credit history, qualify sales leads, learn about vendors, suppliers or competitors and determine whether a prospective customer is likely to pay bills on time. The Company prices its telephone information services on a subscription basis.

     Internet/Online Information Service. SalesLeadsUSA (www.SalesLeadsUSA.com) allows businesses and consumers to define a target market, retrieve a count of the number of businesses in a particular market or obtain a credit profile on a particular company, all through the World Wide Web. Customers also use the site for directory assistance, finding individuals in the white pages or businesses in the yellow pages. Links to the service are also available on InfoSpace, Microsoft, Netscape and Big Book and other national online information providers. SalesLeadsUSA provides customers with immediate access to the Company's database 24 hours a day, seven days a week. The Company's directory assistance information over the Internet is free. The Company sells customer lists and business profiles over the Internet on a per name or per profile basis.

     Information Brokerage Services. The Company currently resells information on consumers that it purchases from other suppliers. The Company resells this data to businesses who use the information to target narrow segments of the population. Purchasers can select consumer lists by age group, income range, homeowner status, mortgage value, hobbies or interests, or geographical area. The Company sells brokered information through direct mail, telemarketing, field sales offices and its national accounts sales teams. The Company prices its brokered information on a per name basis.

Data Processing Services

     The Company's data processing services include "merge-purge" services, market research services and data warehousing and analysis. Data processing services are marketed primarily through national accounts sales teams. The Company prices these services on a contract or per order basis depending upon the nature of the services provided.

     "Merge-Purge." Merge-purge services involve merging data from multiple sources and purging out duplicative and erroneous data. Merge-purge services enable clients to more accurately target customers. The Company sells its merge-purge services primarily to large corporations, many of which use these services on an ongoing basis, providing a steady stream of revenue.

     Market Research Services. The Company offers a variety of market research services, including customer and market profile analyses, market segmentation reports, statistical marketing reports, list enhancements to update a customer's in-house database, computerized name search service, and other analytical tools and reports. The Company sells these market research services primarily to medium and large businesses, who use the data to target their direct marketing efforts on segments of the business or consumer population most likely to respond positively.

     Data Warehousing and Analysis. The information provided by the Company's data warehousing and analysis allows customers to make more informed business decisions by identifying the highest potential prospect group, determining market size, conducting competitive analysis or determining sales goals, marketing plans, budgetary priorities, site locations or territory assignments. The Company sells data warehousing and analysis services to small, medium and large businesses.

Consumer CD-ROM Products

     The Company's consumer CD-ROM products include titles such as 104 Million Businesses and Households, Streets USA, American Yellow Pages, 88 Million Households, 2 Million Fax Number Directory, PhoneDisc Powerfinder, Powerfinder Pro and Select Phone Deluxe. The Company markets its consumer CD-ROM products to individual consumers and small office and home office businesses, who use these products on their personal computers as an affordable way to find addresses and phone numbers of businesses and consumers anywhere in the country. Customers can view and select information to print to lists or labels or download the information. The Company sells consumer CD-ROMs through direct mail and retail outlets.

SALES AND MARKETING

     The Company markets and sells its information products and data processing services directly through direct mail, telemarketing, field sales offices and national accounts sales teams and indirectly through distribution channels such as value-added resellers and retail outlets. The sales and marketing channels used by the Company vary by product. Sales lead generation products are sold through direct mail, telesales, field sales offices and national accounts sales teams. Data processing services are sold primarily through national accounts sales teams. Consumer CD-ROM products are sold through direct mail, telemarketing and retail outlets, and the Company licenses its databases to information resellers and large corporations.


     Direct Mail. The Company has traditionally marketed to businesses through direct mail, in which the Company mails catalogs to prospective customers and takes orders by mail or by telephone. In 1996 and the first nine months of 1997, the Company mailed more than 42 million catalogs, letters and other pieces of mail primarily to small and medium size businesses. The Company sells its full line of sales lead generation products, including customer lists, mailing labels, directories, CD-ROM products, maps and credit reference guides, through direct mail. Direct mail marketing allows the Company to reach a large number of customers at relatively little cost, and generates a high volume of sales.


     Telemarketing. The Company sells its sales lead generation products and services through "outbound" telephone calls to small and medium size businesses. Since adopting this strategy in late 1996, the Company estimates it has initiated more than 350,000 telephone contacts with prospective customers. Telemarketing allows the Company to contact dormant accounts, occasional purchasers and repeat customers to create a more consultative relationship between the client and the Company, and in turn to generate more frequent sales.


     Field Sales Offices. The Company's field sales offices sell the Company's full line of sales lead generation products and services through direct or telephone contact with small and medium size businesses, establishing consultative relationships at the local level. The Company believes that through field sales offices it can establish and maintain direct relationships with businesses that are otherwise unresponsive to direct mail and telesales contacts. As of September 30, 1997, the Company had field sales offices in 10 cities, and expects to add offices in two more cities by the end of 1997.


     National Accounts. The Company's national accounts sales teams establish ongoing relationships with larger corporations to sell data processing services and information products. Data processing services for these clients include generating mailing lists through merging and purging of databases, producing customer profiles and market analysis, and managing and warehousing client data. After selling data processing services to large corporations, the Company seeks to sell its information products to these clients as well.

     Retail Sales. The Company sells its consumer CD-ROM products "off-the-shelf" to customers through retail sales outlets including computer software stores, office supply stores, convenience stores, pharmacies and supermarkets. The Company sells its consumer CD-ROM products principally through wholesale distributors and also directly to retail outlets.

     Database Licensing. The Company licenses its databases for distribution to on-line information providers such as InfoSpace, Microsoft, Netscape and Big Book and to large corporations for internal use. Licensees pay the Company royalties for the use of its information products. In addition, some on-line information services provide a link to the Company's World Wide Web site, allowing potential customers to purchase additional products or services directly from the Company.


COMPUTER OPERATIONS AND DATABASE PROTECTION

     The Company compiles and maintains business databases on its redundant computer systems located at its Omaha, Nebraska and Carter Lake, Iowa facilities. The Company uses its Omaha facility primarily for compiling and enhancing the business database. The Company uses its Carter Lake facility to fulfill orders, produce directories and develop new software applications. By maintaining its data entry operations in one location and its order-filling capacity at the other, the Company believes it enhances its ability to control the accuracy and costs of the compilation process.

     Each of the data centers is protected by a fire suppression system and an uninterrupted power supply battery backup system. The Company's data is regularly backed up and stored off-site. The Company believes its computer systems are adequate for its present requirements and that its operations can be readily expanded in support of the Company's growth strategy. The Company is building a new facility for the business and consumer database compilation division in Papillion, Nebraska, which is anticipated to be completed in mid-1998.

     The Company maintains its consumer database and analytical data processing capabilities at its Montvale, New Jersey facilities. The data is regularly backed up and stored off-site. The Company has contracted with a third party to load and access its consumer database in the event of loss at the Montvale facility, and the Company could regenerate its analytical capabilities through the lease of computer equipment in less than two weeks.

     The Company's telecommunications equipment is also redundant. In the event of a disaster at any of its locations, calls could be redirected to the other location within 12 hours, thereby minimizing the effect of the disaster.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS


     The Company regards its databases and software as proprietary. The Company's databases are copyrighted, and the Company depends on trade secret and non-disclosure safeguards for protection of its software. The Company distributes its products under agreements that grant customers a license to use the Company's products in the ordinary course of their businesses and contain terms and conditions prohibiting the unauthorized reproduction of the Company's products. In addition, the Company generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information. While there can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary rights or independent third party development of substantially similar products and technology, the Company believes that legal protection of its database and software is less significant than the knowledge and experience of the Company's management and personnel, and their ability to develop, enhance and market existing and new products and services.


COMPETITION

     The business environment in which the Company competes is highly competitive. The Company believes that competition in its industry is based on the quality and comprehensiveness of the information provided, the ability to deliver the information in products and formats that the customer needs and, to a lesser extent, on the pricing of information products and services. The Company also believes that the ability to provide data processing to support customer direct selling efforts can provide a key competitive advantage. A number of small and large competitors are active in specific aspects of the Company's business. Many such competitors have substantially greater financial, technical and marketing resources than the Company. In business sales lead generation products, the Company faces competition from Dun's Marketing Services ("DMS"), a division of Dun & Bradstreet. DMS, which relies upon information compiled from Dun & Bradstreet's credit database, tends to focus on marketing to large companies. In business directory publishing, the Company competes primarily with Regional Bell Operating Companies, Donnelley Marketing, and many smaller, regional directory publishers. In consumer sales lead generation products, the Company competes with Metromail, Donnelly Marketing, R.L. Polk, Trans Union, Equifax and Experian, both directly and through reseller networks. In analytical data processing services, the Company competes with Acxiom, May & Speh, Harte-Hanks Data Technologies and Direct Marketing Technologies. In consumer products, the Company competes with certain small producers of CD-ROM products. In addition, the Company faces competition to the extent similar marketing information is available on the Internet.

EMPLOYEES


     As of September 30, 1997, the Company employed a total of approximately 1,600 people on a full-time basis. None of the Company's employees is represented by a labor union or is the subject of a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.


PROPERTIES

     The Company's headquarters are located in a 148,000 square foot facility in Omaha, Nebraska, where the Company performs data compilation, telephone verification, data development services, and sales and administrative activities. Order fulfillment and shipping are conducted at the Company's 30,000 square foot Carter Lake, Iowa facility, which is located 15 miles from its headquarters. The Company owns both of these facilities, as well as adjacent land for possible future expansion. In addition, the Company leases a 101,000 square foot facility in Montvale, New Jersey, which lease expires in September 1999. The Company also leases sales office space at various locations, the aggregate rental obligations of which are not significant. The Company is building a new 130,000 square foot facility for the business and consumer database compilation division in Papillion, Nebraska, which is anticipated to be completed in mid-1998.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The directors and executive officers of the Company are as follows:



               NAME                 AGE                             POSITION
               ----                 ---                             --------
Vinod Gupta.......................  51    Chairman of the Board
Scott Dahnke......................  32    Chief Executive Officer and Director
Jon Wellman.......................  45    President, Chief Operating Officer and Director
Steven Purcell....................  46    Chief Financial Officer and Secretary
Allen Ambrosino...................  54    Executive Vice President and President, Database America
Gregory Back......................  30    Executive Vice President, Corporate Planning and Business
                                            Development
Monica Messer.....................  34    Executive Vice President and Chief Information Officer
William Chasse....................  38    Executive Vice President, Sales and Marketing
William Kerrey....................  49    Senior Vice President, Licenses
Harold Andersen(1)(2).............  73    Director
Paul Goldner......................  63    Director
Gautam Gupta......................  51    Director
George Haddix, Ph.D.(1)...........  58    Director
Jon Hoffmaster(2).................  49    Director
Elliot Kaplan(1)..................  60    Director
George Kubat(2)...................  52    Director


------------------------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

     Vinod Gupta is the founder of the Company and has been Chairman of the Board of the Company since its incorporation in 1972. Mr. Gupta served as Chief Executive Officer of the Company from the time of its incorporation in 1972 until September 1997. Mr. Gupta holds a B.S. in Engineering from the Indian Institute of Technology, Kharagpur, India, and an M.S. in Engineering and an M.B.A. from the University of Nebraska. Mr. Gupta is unrelated to Gautam Gupta.


     Scott Dahnke joined the Company as Chief Executive Officer in October 1997. Prior to that time, Mr. Dahnke was with the consulting firm McKinsey & Company, Inc., where he worked since August 1991, and had been a Partner since May 1997. While at McKinsey, Mr. Dahnke served as a consultant to the Company since May 1997. Mr. Dahnke holds a B.S. in Mechanical Engineering from the University of Notre Dame and an M.B.A. from Harvard Business School.


     Jon Wellman has served as President, Chief Operating Officer and a director of the Company since February 1997. Mr. Wellman joined the Company in August 1995 as Chief Financial Officer and Secretary. Mr. Wellman previously served as Vice President and Chief Financial Officer at Signal Technology Corporation, a defense electronics manufacturer, from December 1994 to July 1995, and was a Partner with Coopers & Lybrand L.L.P., an independent public accounting firm, from 1989 to November 1994. Mr. Wellman holds a B.S. in Business from the University of Idaho.

     Steven Purcell has served as Chief Financial Officer and Secretary of the Company since April 1997. Prior to that time, Mr. Purcell served as the Chief Financial Officer and Treasurer at Micro Warehouse, Inc., a direct mail computer software and hardware distributor, from November 1991 until November 1996. Mr. Purcell holds a B.S. in Accounting from the University of New Haven and an M.B.A. from Radford College. Mr. Purcell is licensed as a Certified Public Accountant.

     Allen Ambrosino has served as Executive Vice President of the Company since August 1997, and as President of DBA, which the Company acquired in February 1997, since November 1991. Mr. Ambrosino holds a B.S. in Business Administration from Fairleigh Dickinson University.


     Gregory Back joined the Company as Executive Vice President of Corporate Planning and Business Development in October 1997. Prior to that time, Mr. Back was with the consulting firm McKinsey & Company, Inc., where he worked from September 1989 to September 1992 and again from September 1994 to September 1997. While at McKinsey, Mr. Bank served as a consultant to the Company since May 1997. Mr. Back also worked for Golder, Thoma, Cressey & Rauner, a private equity firm, from June 1993 to August

1993. Mr. Back holds a B.A. in Economics from Yale University and an M.B.A. from Stanford Business School.


     Monica Messer has served as an Executive Vice President and Chief Information Officer of the Company since February 1997, and served as a Senior Vice President of the Company from January 1996 to January 1997. Ms. Messer joined the Company in 1984 and has served as a Vice President of the Company since 1985. Ms. Messer holds a B.S. in Business Administration from Bellevue University.

     William Chasse has served as Executive Vice President, Sales and Marketing of the Company since October 1996, as a Senior Vice President from January 1995 to October 1996, and as a Vice President from 1990 to January 1995. Mr. Chasse joined the Company in 1988. Mr. Chasse holds a B.S. in Business Administration and an M.B.A. from the University of Nebraska.

     William Kerrey has served as Senior Vice President, Licenses since August 1994, and served as a Vice President from 1989 to August 1994. Mr. Kerrey holds a B.S. in Economics, a B.S. in Spanish and an M.S. in Agronomy from the University of Nebraska.

     Harold Andersen has served as director of the Company since September 1993. He is the former President, Chief Executive Officer, Chairman and Publisher of the Omaha World Herald Company, a newspaper publishing company. Mr. Anderson is currently a Contributing Editor to the Omaha World Herald. Mr. Andersen holds a B.S. in Liberal Arts from the University of Nebraska.

     Paul Goldner has served as a director of and consultant to the Company since the acquisition of DBA in February 1997. He was a founder of DBA, and served as its Chairman and Chief Executive Officer from 1973 to February 1997. Mr. Goldner holds a B.S. in Management Engineering from the Rensselaer Polytechnic Institute. In connection with its acquisition of DBA, the Company agreed to nominate Mr. Goldner to be elected to the Board when his current term expires in 1999.

     Gautam Gupta has served as a director of the Company since May 1988. Since 1982, Mr. Gupta has served as the President and Chief Executive Officer of IDEAssociates, Inc., a manufacturer of data communication equipment for computer systems. Mr. Gupta holds an M.B.A. from Harvard Business School and an M.S. and a B.S. degree in Engineering from the Indian Institute of Technology, Kharagpur, India. Mr. Gupta is unrelated to Vinod Gupta.

     George Haddix, Ph.D. has served as a director of the Company since March 1995. Since November 1994, Mr. Haddix has served as President of CSG Holdings, Inc. and CSG Systems International, Inc., companies engaged in providing software and information services to the communications industry. Mr. Haddix is a director of CSG Systems International, Inc. From 1989 until joining CSG in November 1994, Mr. Haddix was an individual investor. Mr. Haddix holds a B.A. from the University of Nebraska, an M.A. from Creighton University and a Ph.D. from Iowa State University, all in Mathematics.

     Jon Hoffmaster has served as a director of the Company since 1978, as Vice Chairman of the Company from September 1993 to December 1995, as Chief Financial Officer of the Company from July 1992 to July 1995, and as President and Chief Operating Officer of the Company from September 1991 to September 1993. Mr. Hoffmaster has served as a consultant to the Company since January 1996. Mr. Hoffmaster is also a director of Bridges Investment Fund. Mr. Hoffmaster holds a B.A. in Finance from the University of Nebraska.


     Elliot Kaplan has served as director of the Company since May 1988. He is a name partner and former Chairman of the Executive Board of the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. and has practiced law continuously with that firm since 1962. Mr. Kaplan is also a director and officer of Best Buy Co., Inc., and a director of The Franklin Corporation. Mr. Kaplan holds a B.A. in Business Administration and a J.D. from the University of Minnesota.


     George Kubat has served as a director of the Company since May 1995. Since November 1992, Mr. Kubat has served as President and Chief Executive Officer of Phillips Manufacturing Co., a dry wall equipment and supply business ("Phillips"). Prior to joining Phillips, Mr. Kubat was with Coopers & Lybrand L.L.P. for over 16 years. Mr. Kubat is also a director of America First Companies L.L.C. and SITEL Corporation. Mr. Kubat holds a B.S. in Business Administration from Creighton University and a J.D. from Creighton University.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth the beneficial ownership of Common Stock of the Company as of September 30, 1997 and as adjusted as of such date to reflect the sale of the shares offered hereby (assuming no exercise of the Underwriter's over-allotment option) by (i) all persons known to the Company to be the beneficial owners of more than 5% of the Company's Class A Common Stock or Class B Common Stock, (ii) the Company's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer,
(iii) each Selling Stockholder, (iv) each of the Company's directors and (v) all directors and executive officers as a group. The information on beneficial ownership in the table and the footnotes below is based upon the Company's records, Schedule 13D and 13G filings and information supplied to the Company by the listed person or entity.



     The following table has been prepared in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and discloses all securities beneficially owned by the named persons as of September 30, 1997, plus all securities that such persons have a right to acquire through the exercise of options or other rights within 60 days after September 30, 1997. Certain individuals in the table below have the right to acquire additional shares after such 60-day period, as indicated in the footnotes to the table.



                                           SHARES BENEFICIALLY OWNED                          SHARES BENEFICIALLY OWNED
                                            PRIOR TO THE OFFERING(1)                            AFTER THE OFFERING(1)
                                      ------------------------------------    CLASS A    ------------------------------------
                                                                  TOTAL       SHARES                                 TOTAL
DIRECTORS, OFFICERS, 5% STOCKHOLDERS                              VOTING      OFFERED                                VOTING
      AND SELLING STOCKHOLDERS         CLASS A      CLASS B     PERCENTAGE   HEREBY(1)    CLASS A      CLASS B     PERCENTAGE
------------------------------------  ----------   ----------   ----------   ---------   ----------   ----------   ----------
Vinod Gupta(2)......................   9,015,654    9,015,654      36.8%     1,000,000    8,015,654    9,015,654      35.5%
  5711 South 86th Circle
  Omaha, Nebraska 68127
FMR Corp............................   2,448,050    2,448,050      10.0%            0     2,448,050    2,448,050       9.8%
  82 Devonshire Street
  Boston, Massachusetts 02109
Paul Goldner(3).....................   1,426,316    1,426,316       5.8%      400,000     1,026,316    1,426,316       5.6%
  100 Paragon Drive
  Montvale, New Jersey 07645
Jon Hoffmaster(4)...................     471,000      471,000       1.9%      100,000       371,000      471,000       1.8%
George Haddix(5)....................      23,500       23,500      *                0        23,500       23,500      *
Harold Andersen(6)..................      17,300       17,300      *                0        17,300       17,300      *
Gautam Gupta(7).....................      45,535       45,535      *            9,000        36,535       45,535      *
Elliot Kaplan(8)....................      91,840       91,840      *           18,000        73,840       91,840      *
George Kubat(9).....................      28,300       28,300      *                0        28,300       28,300      *
Scott Dahnke........................           0            0      *                0             0            0         *
Jon Wellman(10).....................      82,500       82,500      *           82,500             0       82,500      *
Monica Messer(11)...................     150,934      150,934      *           15,000       135,934      150,934      *
William Chasse(12)..................      68,250       68,250      *           10,000        58,250       68,250      *
William Kerrey(13)..................      19,759       19,759      *            6,000        13,759       19,759      *
All directors and executive officers
  as a group (12 persons)(14).......  11,440,888   11,440,888      46.1%     1,640,500    9,800,388   11,440,888      44.4%
                                      ----------   ----------       ---      ---------   ----------   ----------       ---

    OTHER SELLING STOCKHOLDERS
----------------------------------
Dr. Crystal Grow..................     101,500      101,500         *        10,000        91,500      101,500            *
Vinod Gupta Charitable
  Foundation......................     100,000      100,000         *        20,000        80,000      100,000            *
Tom Lingelbach(15)                     112,500      112,500         *        20,000        92,500      112,500            *
Bonnie Gupta Trust................     217,060      217,060         *        10,000       207,060      217,060            *
Bonnie Gupta Charitable Remainder
  Trust...........................      78,500       78,500         *        20,000        58,580       78,500            *
Ed Mallin(16).....................      28,750       28,750         *        10,000        18,750       28,750            *
Claude Schoch(17).................     585,000      585,000       2.4%      220,000       365,000      585,000          2.3%
Alex Gupta Educational Trust......       9,690        9,690         *         2,000         7,690        9,690            *
Ben Gupta Educational Trust.......       9,190        9,190         *         2,000         7,190        9,190            *
Jess Gupta Educational Trust......       9,690        9,690         *         2,000         7,690        9,960            *
Vinod Gupta Irrevocable Trust --
  Alex Gupta......................     115,000      115,000         *        20,000        95,000      115,000            *
Vinod Gupta Irrevocable Trust --
  Ben Gupta.......................     115,000      115,000         *        20,000        95,000      115,000            *
Vinod Gupta Irrevocable Trust --
  Jess Gupta......................     115,000      115,000         *        20,000        95,000      115,000            *
McManigal Family Trust -- Alex
  Gupta...........................       9,000        9,000         *         1,000         8,000        9,000            *
McManigal Family Trust -- Ben
  Gupta...........................       9,000        9,000         *         1,000         8,000        9,000            *
McManigal Family Trust -- Jess
  Gupta...........................       9,000        9,000         *         1,000         8,000        9,000            *
As a Group(18)....................   1,623,880    1,623,880       6.6%      379,000     1,244,880    1,623,880          6.3%
         Total(19)................  15,512,818   15,512,818      62.3%     2,019,500   13,493,318   15,512,818         60.1%
                                    ==========   ==========       ===      =========   ==========   ==========   ==========


---------------

  *  Represents less than 1% of the outstanding shares of Common Stock.


 (1) This table is presented on a pro forma basis to reflect the Reclassification and the Stock Dividend.



 (2) Excludes 345,030 shares of Class A Common Stock and 345,030 shares of Class B Common Stock held in irrevocable trusts for the benefit of Mr. Gupta's children for which Mr. Gupta is not trustee and in which he has no beneficial interest. Includes 120,000 shares of Class A Common Stock and 120,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



 (3) Excludes 543,717 shares of Class A Common Stock and 543,717 shares of Class B Common Stock held in irrevocable trusts for the benefit of Mr. Goldner's children for which Mr. Goldner is not a trustee and in which he has no beneficial interest. Includes 3,000 shares of Class A Common Stock and 3,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



 (4) Includes 81,000 shares of Class A Common Stock and 81,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



 (5) Includes 21,000 of Class A Common Stock and 21,000 of Class B Common Stock subject to options exercisable on or before November 29, 1997.



 (6) Includes 3,000 shares of Class A Common Stock and 3,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



 (7) Includes 6,000 shares of Class A Common Stock and 6,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



 (8) Includes 6,000 shares of Class A Common Stock and 6,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



 (9) Includes 21,000 shares of Class A Common Stock and 21,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



(10) Includes 82,500 shares of Class A Common Stock and 82,500 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997. In addition to the shares of Class A Common

     Stock offered for the account of Mr. Wellman hereby, Mr. Wellman also anticipates selling 50,000 shares of Class B Common Stock in the open market at or about the time of the offering made hereby.



(11) Includes 11,250 shares of Class A Common Stock and 11,250 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



(12) Includes 68,250 shares of Class A Common Stock and 68,250 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



(13) Includes 9,000 shares of Class A Common Stock and 9,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



(14) Includes 432,000 shares of Class A Common Stock and 432,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



(15) Includes 12,500 shares of Class A Common Stock and 12,500 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997. Mr. Lingelbach is presently an employee of the Company.



(16) Includes 25,750 shares of Class A Common Stock and 25,750 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997. Mr. Mallin is presently an employee of the Company.



(17) Includes 45,000 shares of Class A Common Stock and 45,000 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997. Mr. Schoch is presently an employee of the Company.



(18) Includes 83,250 shares of Class A Common Stock and 83,250 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.



(19) Includes 515,250 shares of Class A Common Stock and 515,250 shares of Class B Common Stock subject to options exercisable on or before November 29, 1997.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is offering hereby shares of its Class A Common Stock.


     The Company's authorized capital stock consists of 295,000,000 shares of Common Stock, par value $0.0025 per share, and 5,000,000 shares of Preferred Stock, par value $0.0025 per share. Of the Common Stock, 220,000,000 shares have been designated Class A Common Stock and 75,000,000 shares have been designated Class B Common Stock. Of the Preferred Stock, 35,000 shares have been designated Series A Preferred Stock, 220,000 shares have been designated Series B Preferred Stock and 4,745,000 shares remain undesignated.

     The following summary of certain features of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, as amended, and Certificate of Designation, as amended, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     Except as set forth below, the Class A Common Stock and Class B Common Stock are substantially identical. The holders of Common Stock may take action by written consent in accordance with Delaware law, but do not have the right to cumulate votes in connection with the election of Directors. In the event of a liquidation, dissolution or winding up of the Company and subject to any rights of any Preferred Stock outstanding, the holders of each class of Common Stock will first receive any declared but unpaid dividends with respect to such class, and then will be entitled to share ratably in all assets remaining after payment of the Company's liabilities. A sale of all or substantially all of the Company's assets or a merger in which the stockholders of the Company immediately prior to the merger own less than a majority of the voting power of the surviving entity following the merger, will be deemed to be liquidation, dissolution or winding up of the Company. The Common Stock has no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. There are no restrictions on the transferability of the Common Stock, except for such restrictions as may be entered into by the holders thereof contractually or may be imposed on the holders thereof by applicable law.

     Voting Rights. Holders of the Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of the Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of the stockholders. The votes of holders of Class A Common Stock and Class B Common Stock will be counted together for all purposes, including any increase or decrease in the number of authorized shares of Class A Common Stock or Class B Common Stock, unless the matter to be voted on would increase or decrease the par value of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect it adversely. As a result of this difference in voting rights, the holders of Class B Common Stock will effectively maintain voting control of the Company, except in limited circumstances.

     Dividend Rights. Neither the Class A Common Stock nor the Class B Common Stock has any right to receive dividends unless and until such dividends are declared by the Board of Directors out of funds legally available therefor. Subject to any dividend rights of the Preferred Stock, when and if the Board of Directors declares a dividend on Common Stock payable other than in shares of capital stock of the Company or in rights to acquire such capital stock, holders of Class B Common Stock will not be entitled to any such dividend until the holders of the Class A Common Stock have received a dividend in such year equal to $0.02 per share. Thereafter, all such dividends declared on Class A Common Stock and Class B Common Stock shall be paid at an equal per-share rate. The Company has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain available future earnings to finance the operations of the business.

PREFERRED STOCK

  Series A Preferred Stock and Series B Preferred Stock.

     No shares of Series A Preferred Stock or Series B Preferred Stock are currently outstanding. The Series A Preferred Stock and Series B Preferred Stock were designated by the Board of Directors in connection with the Company's stockholder rights plans. The Series A Preferred Stock is issuable upon the exercise of certain currently unexercisable purchase rights, which rights are attached to and trade with the outstanding shares of Class A Common Stock. Similarly, the Series B Preferred Stock is issuable upon the exercise of certain currently unexercisable purchase rights, which rights are attached to and trade with the outstanding shares of Class B Common Stock. Because of the voting, dividend and liquidation rights of each series of Preferred Stock described below, the value of a one-thousandth interest in one share of Series A Preferred Stock or a one-thousandth interest in one share of Series B Preferred Stock should approximate the value of one share of Class A Common Stock or Class B Common Stock, respectively. The Preferred Stock purchase rights, and the conditions upon which they detach from the Common Stock and become exercisable, are discussed in detail in "-- Certain Anti-Takeover Effects -- Stockholder Rights Plans."

     Except as set forth below, the Series A Preferred Stock and Series B Preferred Stock are substantially identical. Upon issuance of Preferred Stock, the holders thereof, together with the holders of Common Stock, may take action by written consent in accordance with Delaware law, but will not have the right to cumulate votes in connection with the election of directors. The Preferred Stock has no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Preferred Stock. There are no restrictions on the transferability of the Preferred Stock, except for such restrictions as may be entered into by the holders thereof contractually, or may be imposed on the holders thereof by applicable law.

     Voting Rights. Holders of the Series A Preferred Stock are entitled to 1,000 votes per share on all matters submitted to a vote of the stockholders. Holders of the Series B Preferred Stock are entitled to 10,000 votes per share on all matters submitted to a vote of the stockholders. The votes of holders of Series A Preferred Stock and Series B Preferred Stock will be counted together with the votes of the Common Stock for all purposes, unless the matter to be voted on would increase or decrease the par value of such series or alter or change the powers, preferences or special rights of the shares of such series so as to affect it adversely.

     Dividend Rights. Each share of Series A Preferred Stock is entitled to a dividend equal to 1,000 times any dividend declared per share of Class A Common Stock. Each share of Series B Preferred Stock is entitled to a dividend equal to 1,000 times any dividend declared per share of Class B Common Stock.


     Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company holders of Series A Preferred Stock are entitled to receive 1,000 times any amount payable to the Class A Common Stock, while holders of Series B Preferred Stock are entitled to receive 1,000 times any amount payable to the Class B Common Stock, plus, in each case, any accrued but unpaid dividends. As is the case for the Common Stock, a sale of all or substantially all of the Company's assets or a merger in which the stockholders of the Company immediately prior to the merger own less than a majority of the voting power of the surviving entity following the merger will be treated as a liquidation, dissolution or winding up of the Company.


  Undesignated Preferred Stock


     Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue the remaining 4,745,000 undesignated shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock, the Series A Preferred Stock or the Series B Preferred Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of Common Stock, the Series A Preferred Stock or the Series B Preferred Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of either or both classes of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock, except as described above. See "-- Series A Preferred Stock and Series B Preferred Stock."

REGISTRATION RIGHTS


     Certain stockholders of the Company (the "Registration Rights Holders"), including certain of the Selling Stockholders, have contractual rights with respect to registration under the Securities Act of up to 3,513,000 shares of the Company's Class A Common Stock and 3,513,000 shares of the Company's Class B Common Stock held by them. Specifically, under certain circumstances, the Company is obligated to file registration statements on Form S-3 at the Company's expense, and certain of the Registration Rights Holders have "piggyback" registration rights, which allow them to include their shares in registered offerings effected by the Company for its own account or for the account of other security holders. The Selling Stockholders and the Company's officers and directors have agreed to a lock-up expiring 180 days following effectiveness of the offering made hereby with respect to the portion of their respective holdings of Class A Common Stock and Class B Common Stock not being offered hereby except that Mr. Jon Wellman, the Company's President and Chief Operating Officer, plans to sell 50,000 shares of Class B Common Stock in the open market at or about the time of the offering made hereby. The exercise by the Selling Stockholders of their respective registration rights or other sale by the Selling Stockholders or officers or directors of the Company of their respective holdings following the expiration of such 180-day period could have an adverse impact on the market for shares of the Company's Class A Common Stock or Class B Common Stock.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is NorWest Shareowner Services of Minnesota.

CERTAIN ANTI-TAKEOVER EFFECTS


     Two Classes of Common Stock. The Company recently reclassified its Common Stock as Class B Common Stock, with ten votes per share, and authorized the new Class A Common Stock, with one vote per share, to provide greater flexibility to issue Common Stock without substantial diminution of the voting power of the Company's existing stockholders. The Reclassification could also result in certain anti-takeover effects because the Class B Common Stock effectively controls all matters subject to stockholder vote, and the Gupta Family controls approximately 39.4% of the Class B Common Stock, based on the number of shares of Common Stock outstanding as of September 30, 1997. New issuances of Class A Common Stock, including the offering made hereby, will not substantially reduce the voting control of the Gupta Family, the Board and management. As a result, the Reclassification might reduce the possibility of the stockholders receiving and accepting hostile takeover bids, which are often made at premiums over then-current market prices of the target company's stock. The Reclassification may also render more difficult or discourage mergers, proxy contests, removal of current management or other changes in control of the Company that may be desired by substantial holders of the Company's equity securities, particularly if their holdings are primarily Class A Common Stock.



     Stockholder Rights Plans. The Board recently adopted stockholder rights plans with respect to its Class A Common Stock and Class B Common Stock (together, the "Rights Plans"). Pursuant to the Rights Plans, the Board declared dividend distributions of Series A Preferred Stock purchase rights to the holders of the Class A Common Stock (the "Series A Rights") and Series B Preferred Stock purchase rights to the holders of the Class B Common Stock (the "Series B Rights," or together with the Series A Rights, the "Rights"). The Series A Rights and Series B Rights trade with shares of the Company's Class A Common Stock and Class B Common Stock, respectively, and have no impact on the way the Company's shares are traded. The Rights are not exercisable until ten days after a person or group (other than present holders of more than 15% of the Company's voting stock, including the Gupta Family) announces acquisition of 15% or more of the Company's outstanding voting stock or the commencement of a tender offer which would result in ownership of the person or group of 15% or more of the outstanding voting stock.

     Once a person or group (the "Acquiring Person") acquires shares of Class A Common Stock and/or Class B Common Stock represent 15% or more of the Company's voting power, including the Class A Common Stock and Class B Common Stock together (a "Trigger Event"), each Series A Right or Series B Right not owned by the Acquiring Person will separate and trade separately from the Class A Common Stock and Class B Common Stock, respectively, and will entitle its holder to purchase, at such Right's then current exercise price, that number of shares of Class A Common Stock or Class B Common Stock, respectively, of the Company (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a market value at that time of twice such Right's exercise price. If, after the tenth day following acquisition by such Acquiring Person of 15% or more of the Company's voting stock, the Company sells more than 50% of its assets or earning power or is acquired in a merger or other business combination transaction, the Acquiring Person must assume the obligations under the Rights and the Rights will become exercisable to acquire common stock of the Acquiring Person at the discounted price. The Rights are redeemable at the Company's option for $0.001 per Right at any time on or prior to public announcement that a Person has acquired beneficial ownership of 15% or more of the Company's voting stock.



     The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt through such methods as a gradual accumulation of shares in excess of 15% of the outstanding voting power followed by a two-tier tender offer or other tactics that do not treat all shareholders equally. The Rights Plans are not intended to prevent a takeover, but instead to protect stockholders from the abusive and coercive tactics that often occur in takeover attempts. These tactics may unfairly pressure stockholders, deprive them of the full value of their shares, or squeeze them out of their investment without giving them any real choice.


     Classified Board of Directors. The Company's Certificate of Incorporation currently provides for three classes of directors, each with three-year terms. The term of one class of Directors terminates at each annual meeting of stockholders. As a result, stockholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two annual contests before their nominees constituted a majority of directors.


     Super-majority Required to Amend Certificate of Incorporation. The Company's Certificate of Incorporation provides that the affirmative vote of the holders of shares representing at least 60% of the votes entitled to be cast by the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation. These provisions of the Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.


     Section 203 of the Delaware General Corporation Law. Finally, because the Company has not by a provision in its Certificate of Incorporation elected otherwise, it is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which imposes certain restrictions, described below, on "business combinations" with an "interested stockholder" that could produce anti-takeover effects in certain circumstances. Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (not counting those shares owned by directors who are also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, ABN AMRO Chicago Corporation and BT Alex. Brown Incorporated, have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Class A Common Stock.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Hambrecht & Quist LLC.......................................
ABN AMRO Chicago Corporation................................
BT Alex. Brown Incorporated.................................

                                                              --------
          Total.............................................  8,500,000
                                                              ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Class A Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Class A Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow and such dealers may reallow a
concession not in excess of $          per share to certain other dealers. After
the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 1,275,000 additional shares of Class A Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by it shown in the above table bears to the total number of shares of Class A Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Class A Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the Underwriters may be required to make in respect thereof.


     The Selling Stockholders and directors and officers of the Company have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common Stock or Class B Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Class A Common Stock or Class B Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Class A Common Stock or

Class B Common Stock owned by them during the 180-day period following the date of this Prospectus except that Mr. Jon Wellman, the Company's President and Chief Operating Officer, plans to sell 50,000 shares of Class B Common Stock in the open market at or about the time of the offering made hereby.



     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members or their respective affiliates intend to engage in passive market making in the Company's Class A Common Stock and Class B Common Stock during the cooling off period.



     Hambrecht & Quist LLC and ABN AMRO Chicago Corporation each make a market in the Company's Class A Common Stock and Class B Common Stock. Within the last 12 months, Hambrecht & Quist LLC also provided advisory services to the Company regarding capital structure, acquisition opportunities and financing strategies for which it was paid customary fees. In addition, ABN AMRO Chicago Corporation and BT Alex. Brown Incorporated provided advisory services to the Company regarding actual and potential acquisitions for which they have received or will receive customary fees.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto and San Francisco, California.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1995 and 1996, and June 30, 1997 and for each of the three years in the period ended December 31, 1996 and the six months ended June 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports, given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Class A Common Stock and Class B Common Stock are quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.


     Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE


     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997, as amended, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, the Company's Current Report on Form 8-K dated February 28, 1997, as amended, the Company's Current Report on Form 8-K dated August 5, 1997, the Company's Current Report on Form 8-K dated September 8, 1997, the Company's Current Report on Form 8-K dated October 3, 1997, as amended, the description of the Company's Class A Common Stock contained in the Company's registration statement on Form 8-A dated October 3, 1997, the description of the Company's Class B Common Stock contained in the Company's Registration Statement on Form 8-A dated October 19, 1991, as amended, the description of the Company's Series A Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A dated October 3, 1997 and the description of the Company's Series B Preferred Stock Purchase Rights contained in the Company's registration statement on Form 8-A dated August 6, 1997, as amended, filed by the Company with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Such requests should be directed to the Company's Secretary at the Company's principal executive offices at 5711 South 86th Circle, Omaha, Nebraska 68127 (telephone (402) 593-4500).

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                               PAGE
                                                               ----
American Business Information, Inc. and Subsidiaries:
  Report of Independent Accountants.........................    F-2
  Consolidated Balance Sheets as of December 31, 1995, 1996
     and June 30, 1997......................................    F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1994, 1995 and 1996, and for the Six Month
     Periods Ended June 30, 1996 (unaudited) and 1997.......    F-4
  Consolidated Statements of Stockholders' Equity for the
     Periods Ended December 31, 1994, 1995, 1996 and June
     30, 1997...............................................    F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1994, 1995 and 1996, and for the Six Month
     Periods Ended June 30, 1996 (unaudited) and 1997.......    F-6
  Consolidated Balance Sheet as of September 30, 1997
     (unaudited)............................................    F-7
  Consolidated Statements of Operations for the Nine Months
     Ended September 30, 1996 (unaudited) and September 30,
     1997 (unaudited).......................................    F-8
  Consolidated Statements of Cash Flows for the Nine Months
     Ended September 30, 1996 (unaudited) and September 30,
     1997 (unaudited).......................................    F-9
  Notes to Consolidated Financial Statements................   F-10
  Notes to Consolidated Financial Statements at September
     30, 1997...............................................   F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of American Business Information, Inc.:

     We have audited the consolidated balance sheets of American Business Information, Inc. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Information, Inc. and subsidiaries as of December 31, 1995 and 1996, and June 30, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, and the six months ended June 30, 1997 in conformity with generally accepted accounting principles.

                                            /s/ COOPERS & LYBRAND L.L.P.
                                            ------------------------------------
                                            COOPERS & LYBRAND L.L.P.

Omaha, Nebraska

September 19, 1997, except for the effects of the


  stock split described in Note 18, for which the


  date is October 3, 1997

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS


                                                       DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                                           1995           1996         1997
                                                       ------------   ------------   --------
Current assets:
  Cash and cash equivalents..........................    $11,999        $  7,497     $  7,863
  Marketable securities..............................     23,350          22,810       22,237
  Trade accounts receivable, net of allowances of
     $1,824, $2,724, and $4,868, respectively........     18,552          29,630       42,536
  Income taxes receivable............................        984           1,105        5,172
  Prepaid expenses...................................      1,733           3,267        3,345
  Deferred income taxes..............................        129              --           --
  Deferred marketing costs...........................        996           1,263        2,329
                                                         -------        --------     --------
          Total current assets.......................     57,743          65,572       83,482
                                                         -------        --------     --------
Property and equipment, net..........................     13,885          18,886       23,580
Net assets of business transferred under contractual
  arrangement........................................      2,972              --           --
Intangible assets, net of accumulated amortization...     14,642          17,410       55,808
Deferred income taxes................................         --           5,388           --
Other assets.........................................      1,999             621        2,758
                                                         -------        --------     --------
                                                         $91,241        $107,877     $165,628
                                                         =======        ========     ========

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..................    $   969        $    708     $    576
  Payable to shareholders............................         --           7,925        4,746
  Accounts payable...................................      4,255           5,520        5,206
  Accrued payroll expenses...........................      5,267           2,352        3,425
  Accrued expenses...................................        239             711        3,885
  Deferred revenue...................................      1,650           2,117        1,445
  Deferred income taxes..............................         --             512        3,488
                                                         -------        --------     --------
          Total current liabilities..................     12,380          19,845       22,771
                                                         -------        --------     --------
Long-term debt, net of current portion...............      1,070             427       63,659
Deferred income taxes................................      1,707              --        2,500
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.0025 par value. Authorized
     5,000,000 shares; none issued or outstanding....         --              --           --
  Common stock, $.0025 par value. Authorized
     75,000,000 shares; 41,553,720 shares issued and
     outstanding at December 31, 1995, 44,366,920
     shares issued and 48,883,164 shares outstanding
     at December 31, 1996, and 49,048,164 shares
     issued and 48,718,164 shares outstanding at June
     30, 1997........................................         51              55           61
  Paid-in capital....................................     27,342          37,268       67,458
  Retained earnings..................................     48,937          52,942        8,656
  Treasury stock, at cost, 0 shares held at December
     31, 1995, and 165,000 shares held at December
     31, 1996 and June 30, 1997......................         --          (2,281)      (2,281)
  Unrealized holding gain (loss), net of tax.........       (246)           (379)       2,804
                                                         -------        --------     --------
          Total stockholders' equity.................     76,084          87,605       76,698
                                                         -------        --------     --------
                                                         $91,241        $107,877     $165,628
                                                         =======        ========     ========


   The accompanying notes are an integral part of the consolidated financial statements.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                  FOR THE YEARS ENDED               FOR THE SIX MONTHS ENDED
                                       ------------------------------------------   ------------------------
                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     JUNE 30,     JUNE 30,
                                           1994           1995           1996           1996         1997
                                       ------------   ------------   ------------   ------------   ---------
                                                                                    (UNAUDITED)
Net sales............................    $69,603        $86,766        $108,298        $49,110      $ 88,956
Costs and expenses:
  Database and production costs......     18,153         23,999          29,272         12,928        24,526
  Selling, general and
     administrative..................     28,249         37,724          45,766         20,265        38,065
  Depreciation and amortization......      3,125          3,469           4,855          2,329        15,412
  Acquisition-related charges........         --             --          21,500             --        51,798
                                         -------        -------        --------        -------      --------
                                          49,527         65,192         101,393         35,522       129,801
                                         -------        -------        --------        -------      --------
Operating income (loss)..............     20,076         21,574           6,905         13,588       (40,845)
Other income (expense):
  Investment income..................      1,109          1,322           3,194          1,045         1,558
  Interest expense...................       (247)          (157)           (209)           (33)       (1,475)
  Other..............................         --             --            (943)            --            --
                                         -------        -------        --------        -------      --------
Income (loss) before income taxes and
  discontinued operation.............     20,938         22,739           8,947         14,600       (40,762)
Income taxes.........................      7,710          8,421           3,400          5,515         3,524
                                         -------        -------        --------        -------      --------
Income (loss) from continuing
  operations.........................     13,228         14,318           5,547          9,085       (44,286)
Loss on discontinued operation.......       (404)        (2,317)           (355)            --            --
Loss from abandonment of
  subsidiary.........................         --             --          (1,373)            --            --
                                         -------        -------        --------        -------      --------
Net income (loss)....................    $12,824        $12,001        $  3,819        $ 9,085      $(44,286)
                                         =======        =======        ========        =======      ========
Earnings per share:
  Income (loss) from continuing
     operations......................    $  0.32        $  0.35        $   0.13        $  0.22      $  (0.93)
  Loss on discontinued operation and
     abandonment of subsidiary.......      (0.01)         (0.06)          (0.04)            --            --
                                         -------        -------        --------        -------      --------
  Net income (loss)..................    $  0.31        $  0.29        $   0.09        $  0.22      $  (0.93)
                                         =======        =======        ========        =======      ========
Weighted average shares
  outstanding........................     41,356         41,475          42,065         41,584        47,551
                                         =======        =======        ========        =======      ========


   The accompanying notes are an integral part of the consolidated financial statements.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                     AND THE SIX MONTHS ENDED JUNE 30, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                     NET      UNREALIZED        TOTAL
                                     COMMON   PAID-IN   RETAINED   TREASURY     HOLDING     STOCKHOLDERS'
                                     STOCK    CAPITAL   EARNINGS    STOCK     GAIN (LOSS)      EQUITY
                                     ------   -------   --------   --------   -----------   -------------
Balances, December 31, 1993........   $34     $26,519   $ 24,112   $    --      $   --        $ 50,665
Issuance of 13,500 shares of common
  stock............................    --          54         --        --          --              54
Unrealized holding loss, net of
  tax..............................    --          --         --        --        (217)           (217)
Net income.........................    --          --     12,824        --          --          12,824
                                      ---     -------   --------   -------      ------        --------
Balances, December 31, 1994........    34      26,573     36,936        --        (217)         63,326
Issuance of 188,250 shares of
  common stock.....................    --         786         --        --          --             786
Unrealized holding loss, net of
  tax..............................    --          --         --        --         (29)            (29)
3 for 2 stock split................    17         (17)        --        --          --              --
Net income.........................    --          --     12,001        --          --          12,001
                                      ---     -------   --------   -------      ------        --------
Balances, December 31, 1995........    51      27,342     48,937        --        (246)         76,084
Issuance of 2,441,950 shares of
  common stock.....................     3       9,628         --        --          --           9,631
Issuance of 1,120,000 shares of
  common stock in
  pooling-of-interests
  transaction......................     1          86        186        --          --             273
Tax benefit related to employee
  stock options....................    --         212         --        --          --             212
Acquisition of treasury stock......    --          --         --    (2,281)         --          (2,281)
Unrealized holding loss, net of
  tax..............................    --          --         --        --        (133)           (133)
Net income.........................    --          --      3,819        --          --           3,819
                                      ---     -------   --------   -------      ------        --------
Balances, December 31, 1996........    55      37,268     52,942    (2,281)       (379)         87,605
Issuance of 4,516,244 shares of
  common stock.....................     6      29,858         --        --          --          29,864
Tax benefit related to employee
  stock options....................    --         332         --        --          --             332
Unrealized holding gain, net of
  tax..............................    --          --         --        --       3,183           3,183
Net loss...........................    --          --    (44,286)       --          --         (44,286)
                                      ---     -------   --------   -------      ------        --------
Balances, June 30, 1997............   $61     $67,458   $  8,656   $(2,281)     $2,804        $ 76,698
                                      ===     =======   ========   =======      ======        ========


   The accompanying notes are an integral part of the consolidated financial statements.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 FOR THE YEARS ENDED               FOR THE SIX MONTHS ENDED
                                                      ------------------------------------------   ------------------------
                                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     JUNE 30,     JUNE 30,
                                                          1994           1995           1996           1996         1997
                                                      ------------   ------------   ------------   ------------   ---------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................    $ 12,824       $ 12,001       $  3,819        $ 9,085      $(44,286)
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization..................       3,125          3,469          4,855          2,329        15,412
     Deferred income taxes..........................         574            662         (6,307)         1,538        (1,879)
     Impairment of other assets.....................          --            630            740             --            --
     Loss on discontinued operation and abandonment
       of subsidiary................................          --          1,833          2,788             --            --
     Net realized (gains) losses on sale of
       marketable securities and other
       investments..................................          --            339         (1,267)           (93)         (866)
     Acquisition-related charges....................          --             --         21,500             --        49,200
     Changes in assets and liabilities, net of
       effect of acquisitions:
       Trade accounts receivable....................      (2,166)        (4,108)        (7,762)          (333)       (1,492)
       Prepaid expenses.............................         211           (796)        (1,117)          (810)          631
       Deferred marketing costs.....................          --           (996)          (267)        (1,305)       (1,066)
       Accounts payable.............................         615          2,480         (1,422)          (912)       (2,022)
       Income taxes receivable and payable..........         573         (1,330)          (128)           407         2,442
       Accrued expenses.............................       2,330          1,635         (3,111)        (3,892)       (6,658)
                                                        --------       --------       --------        -------      --------
          Net cash provided by operating
            activities..............................      18,086         15,819         12,321          6,014         9,416
Cash flows from investing activities:
  Proceeds from sales of marketable securities......      15,248         15,787         18,865          3,230        16,728
  Purchases of marketable securities................     (15,316)       (24,792)       (17,348)        (4,755)      (10,303)
  Purchase of other investments.....................          --             --             --             --        (2,000)
  Purchases of property and equipment...............      (3,580)        (3,554)        (6,755)        (2,787)       (5,356)
  Acquisitions of businesses, including minority
     interest.......................................      (8,246)        (1,174)        (6,484)            --       (59,806)
  Consumer database costs...........................          --             --           (494)          (356)       (1,340)
  Software development costs........................          --           (512)        (1,955)          (980)         (972)
  Other.............................................        (500)          (660)           347           (400)           13
                                                        --------       --------       --------        -------      --------
          Net cash used in investing activities.....     (12,394)       (14,905)       (13,824)        (6,048)      (63,036)
Cash flows from financing activities:
  Repayment of long-term debt.......................      (5,566)        (3,192)        (1,450)          (897)       (1,857)
  Proceeds from long-term debt......................       4,800             --             --             --        63,000
  Deferred financing costs..........................          --             --             --             --          (250)
  Repayment of note payable to shareholders.........          --             --             --             --        (7,925)
  Acquisition of treasury stock.....................          --             --         (2,281)            --            --
  Proceeds from exercise of stock options...........          54            786            520            293           686
  Tax benefit related to employee stock options.....          --             --            212             --           332
                                                        --------       --------       --------        -------      --------
          Net cash provided by (used in) financing
            activities..............................        (712)        (2,406)        (2,999)          (604)       53,986
Net increase (decrease) in cash and cash
  equivalents.......................................       4,980         (1,492)        (4,502)          (638)          366
Cash and cash equivalents, beginning................       8,511         13,491         11,999         11,999         7,497
                                                        --------       --------       --------        -------      --------
Cash and cash equivalents, ending...................    $ 13,491       $ 11,999       $  7,497        $11,361      $  7,863
                                                        ========       ========       ========        =======      ========
Supplemental cash flow information:
  Interest paid.....................................    $    259       $    165       $     78        $    33      $  1,550
                                                        ========       ========       ========        =======      ========
  Income taxes paid.................................    $  6,328       $  8,226       $  8,280        $ 2,894      $  4,517
                                                        ========       ========       ========        =======      ========


   The accompanying notes are an integral part of the consolidated financial statements.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES



                           CONSOLIDATED BALANCE SHEET


               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                  (UNAUDITED)



                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 10,171
  Marketable securities.....................................      20,726
  Trade accounts receivable, net of allowances of $7,869....      48,964
  Income taxes receivable...................................       6,916
  Prepaid expenses..........................................       3,665
  Deferred marketing costs..................................       2,566
                                                                --------
       Total current assets.................................      93,008
Property and equipment, net.................................      23,864
Intangible assets, net of accumulated amortization..........      76,426
Other assets................................................       2,737
                                                                --------
                                                                $196,035
                                                                ========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................    $    531
  Payable to shareholders...................................       4,746
  Accounts payable..........................................      10,984
  Accrued payroll expense...................................       3,618
  Accrued expenses..........................................       6,832
  Deferred revenue..........................................       2,550
  Deferred income taxes.....................................       1,394
                                                                --------
       Total current liabilities............................      30,655
Long-term debt, net of current portion......................      81,636
Deferred income taxes.......................................       3,068
Other liabilities...........................................       4,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.0025 par value. Authorized 5,000,000
     shares; none issued or outstanding.....................          --
  Common stock, $.0025 par value. Authorized 75,000,000
     shares; 49,136,664 shares issued and 48,806,664 shares
     outstanding at September 30, 1997......................          61
  Paid-in capital...........................................      68,270
  Retained earnings.........................................       9,410
  Treasury stock, at cost, 330,000 shares held..............      (2,281)
  Unrealized holding gain, net of tax.......................       1,216
                                                                --------
       Total stockholders' equity...........................      76,676
                                                                --------
                                                                $196,035
                                                                ========



   The accompanying notes are an integral part of the consolidated financial statements.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                  (UNAUDITED)



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Net sales...................................................  $ 76,695    $139,511
Costs and expenses:
  Database and production costs.............................    20,673      38,674
  Selling, general and administrative.......................    31,674      59,396
  Depreciation and amortization.............................     3,291      24,397
  Acquisition-related charges...............................    21,500      56,098
                                                              --------    --------
                                                                77,138     178,565
                                                              --------    --------
Operating (loss)............................................      (443)    (39,054)
Other income (expense):
  Investment income.........................................     1,567       2,513
  Interest expense..........................................       (53)     (2,687)
  Other.....................................................      (740)         --
                                                              --------    --------
Income (loss) before income taxes and discontinued
  operation.................................................       331     (39,228)
Income taxes................................................       126       4,299
                                                              --------    --------
Income (loss) from continuing operations....................       205     (43,527)
Loss on discontinued operation..............................      (355)         --
Loss from abandonment of subsidiary.........................    (1,373)         --
                                                              --------    --------
Net (loss)..................................................  $ (1,523)   $(43,527)
                                                              ========    ========
EARNINGS PER SHARE DATA:
Income (loss) from continuing operations....................  $   0.00    $  (0.91)
                                                              ========    ========
Loss on discontinued operation and abandonment of
  subsidiary................................................  $  (0.04)   $     --
                                                              ========    ========
Net income (loss)...........................................  $  (0.04)   $  (0.91)
                                                              ========    ========
Weighted average shares outstanding.........................    41,616      47,964
                                                              ========    ========



   The accompanying notes are an integral part of the consolidated financial statements.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)


                                  (UNAUDITED)



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Cash flows from operating activities:
Net (loss)..................................................  $ (1,523)   $(43,527)
  Adjustments to reconcile net (loss) to cash flows from
     operating activities:
     Depreciation and amortization..........................     2,505      24,397
     Deferred income taxes..................................    (5,790)     (2,431)
     Net realized (gain) loss on sale of marketable
      securities and other..................................       (83)     (1,647)
     Acquisition-related charges............................    21,500      53,500
     Loss on discontinued operation.........................     1,728          --
     Impairment of other assets.............................       740          --
  Changes in assets and liabilities, net of effects of
     acquisitions:
     Trade accounts receivable..............................    (3,813)     (6,869)
     Prepaid expenses and other assets......................      (987)      1,261
     Deferred marketing costs...............................      (604)     (1,303)
     Accounts payable.......................................       987        (985)
     Income taxes payable and receivable....................      (335)        698
     Accrued expenses and other liabilities.................    (3,776)     (5,677)
                                                              --------    --------
       Net cash provided by operating activities............    10,549      17,417
Cash flows from investing activities:
  Proceeds from sales of marketable securities..............     8,274      18,589
  Purchases of marketable securities........................    (8,634)    (12,285)
  Purchases of property and equipment.......................    (4,639)     (6,392)
  Purchase of other investments.............................        --      (2,000)
  Acquisition of businesses.................................    (4,000)    (79,462)
  Capitalization of consumer database costs.................        --      (2,348)
  Capitalization of software development costs..............    (1,345)     (2,235)
  Other.....................................................       258      (1,101)
                                                              --------    --------
       Net cash used in investing activities................   (10,086)    (87,234)
Cash flows from financing activities:
  Repayment of long-term debt...............................    (1,013)     (2,026)
  Proceeds from long-term debt..............................        --      81,000
  Deferred financing costs..................................        --        (388)
  Payment of note payable to shareholders...................        --      (7,925)
  Purchase of treasury stock................................    (2,281)         --
  Proceeds from exercise of stock options...................       380       1,242
  Tax benefit related to employee stock options.............       128         588
                                                              --------    --------
       Net cash provided by (used in) financing
        activities..........................................    (2,786)     72,491
Net increase (decrease) in cash and cash equivalents........    (2,323)      2,674
Cash and cash equivalents, beginning........................    11,999       7,497
                                                              --------    --------
Cash and cash equivalents, ending...........................  $  9,676    $ 10,171
                                                              ========    ========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $     53    $  2,247
                                                              ========    ========
  Income taxes paid.........................................  $  5,418    $  7,389
                                                              ========    ========



   The accompanying notes are an integral part of the consolidated financial statements.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. GENERAL


     American Business Information, Inc. (ABI) and its subsidiaries, (the Company), provides business and consumer marketing information products and data processing services throughout the United States and Canada. These products include customized business lists, business directories and other information services.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     All information pertaining to the six months ended June 30, 1996 are unaudited and management believes that all adjustments, which are all of a normal recurring nature, that are necessary to a fair presentation of the results of operations and cash flows for the six months ended June 30, 1996 have been made.


     Use of Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     Principles of Consolidation. The consolidated financial statements include the accounts of ABI and its subsidiaries. Intercompany accounts and transactions have been eliminated.



     Revenue Recognition. The Company recognizes revenue from the sale of product or license of information at the time of delivery. A portion of the revenue is deferred and recognized over the license term when the Company is required to provide updated information. Allowance is made currently for estimated returns and for estimated uncollectable amounts. Actual experience has been within management's expectations.



     Database Costs. Costs to maintain and enhance the Company's business database are expensed as incurred. Costs to develop new databases are capitalized and amortized upon the successful completion of the compilation project, over a period not to exceed 1 year. The Company is currently capitalizing costs associated with a compilation project to create a new consumer database. Costs incurred as of December 31, 1996 and June 30, 1997 related to the database compilation effort totaled approximately $494 thousand and $1.8 million, respectively, and are included in intangible assets in the accompanying consolidated balance sheets.



     Advertising Costs. Certain direct-response advertising costs are capitalized and amortized over periods that correspond to the estimated revenue stream of the individual advertising activity. All other advertising costs are expensed as the advertising takes place. Total unamortized marketing costs at December 31, 1995 and 1996, and June 30, 1997, was $1.0 million, $1.3 million, and $2.3 million, respectively. Total advertising expense for the years ended December 31, 1994, 1995, and 1996 was $8.6 million, $10.8 million, and $11.0 million, respectively. Total advertising expense for the six month periods ended June 30, 1996 and 1997, was $5.2 million and $4.5 million, respectively.



     Software Capitalization. Until technological feasibility is established, software development costs are expensed as incurred. After that time, direct costs are capitalized and amortized using the straight-line method over the estimated economic life, generally one to four years. Unamortized software costs included in intangible assets at December 31, 1995 and 1996, and June 30, 1997, was $431 thousand, $1.4 million, and $1.8 million, respectively. Amortization of capitalized costs during the years ended December 31, 1995 and 1996 totaled approximately $81 thousand, and $1.0 million, respectively. Amortization of capitalized costs during the six month periods ended June 30, 1996 and 1997 was $237 thousand and $1.3 million, respectively.



     Income taxes. The Company recognizes income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the difference between financial and tax bases of assets and liabilities using enacted tax rates.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

     Earnings Per Share. Earnings per share are based on the weighted average number of common shares outstanding, which have been restated to account for the stock dividend. See Note 18. Common equivalent shares arise as a result of stock options and have not been included in the calculation since their dilutive effect is less than 3%.



     Financial Accounting Standards No. 128, Earnings Per Share. (FASB 128) was issued in February 1997 and is effective for financial statements issued for fiscal periods ending after December 15, 1997. The standard revises the calculation and presentation of earnings per share and requires the presentation of "basic earnings per share" and "diluted earnings per share." Management believes the amount reported as earnings per share in the accompanying income statement would approximate basic earnings per share under FASB 128 and that diluted earnings per share would be less than 3% dilutive.



     Invested Cash. Cash equivalents,consisting of highly liquid debt instruments that are readily convertible to known amounts of cash and when purchased have an original maturity of three months or less, are carried at cost which approximates fair value. Marketable securities have been classified as available-for-sale and are therefore carried at fair value, which are estimated based on quoted market prices. Net unrealized gains and losses are reported as a separate component of stockholders' equity. Unrealized and realized gains and losses are determined by specific identification.



     Property and Equipment. Property and equipment (including equipment acquired under capital leases) are stated at cost and are depreciated or amortized primarily using straight-line methods over the estimated useful lives of the assets, as follows:


Buildings and improvements..................................  30 years
Office furniture and equipment..............................  5 to 7 years
Computer equipment..........................................  5 years
Capitalized equipment leases................................  5 years


     Intangibles. Intangible assets are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets, as follows:


Goodwill................................................  8 to 15 years
Distribution networks...................................  2 years
Noncompete agreements...................................  Term of agreements
Purchased data processing software......................  2 years
Acquired database costs.................................  1 year
Software development costs..............................  1 to 4 years

     In 1996, the Company shortened the lives for goodwill and distribution networks in recognition of more rapid changes in the businesses acquired to 8 years and 2 years, respectively. Prior to 1996, goodwill and distribution networks were amortized over 30 and 15 years, respectively.

     All of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.


     Reclassifications. Certain reclassifications were made to the 1994, 1995 and 1996 financial statements to conform to the 1997 presentation.



3. ACQUISITIONS


     Effective March 1994, the Company acquired certain assets from Business Mailers, Inc. (BMI) for total consideration of $5.8 million which was accounted for under the purchase method of accounting. The Company allocated substantially all of the purchase price to a distribution network which was amortized over its estimated useful life.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

     Effective August 1994, the Company acquired certain assets of Zeller & Letica (Z&L) and Nationwide Mail Marketing (NMM) for total consideration of $2.4 million which was accounted for under the purchase method of accounting. Substantially all of the purchase price was allocated to a distribution network and amortized over its estimated useful life.


     Effective August 1996, the Company acquired certain assets and assumed certain liabilities of Digital Directory Assistance, Inc. (DDA), a publisher of PhoneDisc CD-ROM products. The total purchase price, subject to adjustment, was estimated to be approximately $17.1 million of which $4.0 million was paid in September 1996, $7.9 million in the form of a promissory note issued to the sellers paid in January 1997, and the remaining amount through the issuance of
1.2 million unregistered shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting. In addition to purchased in-process research and development costs of $10 million (See Note
16), goodwill recorded as part of the purchase was $9.9 million, which is being amortized over 8 years.



     Effective November 1996, the Company acquired the common stock of County Data Corporation (CDC), a national new business database compiler. Total consideration for the acquisition was 1.1 million unregistered shares of the Company's common stock. The acquisition was accounted for under the pooling-of-interests method of accounting. The accompanying consolidated financial statements have not been restated to reflect this acquisition, as the net sales and net income of CDC were not significant for the periods presented.



     Effective November 1996, the Company acquired certain assets and assumed certain liabilities of Marketing Data Systems, Inc. (MDS), a provider of data warehousing, research and analysis services for target marketing applications to Fortune 1000 companies. Total consideration for the acquisition was $2.4 million, consisting of $1.0 million in cash and 236,000 unregistered shares of the Company's common stock. The acquisition has been accounted for under the purchase method of accounting. Substantially all of the purchase price was allocated to goodwill which is being amortized over 8 years.



     Effective December 1996, the Company acquired all of the Common Stock of Kadobec Investments, Inc., (operating as B.J. Hunter), which provides lead generation products in Canada. Total consideration for the acquisition was $3.1 million, consisting of $876 thousand in cash and 300,000 unregistered shares of the Company's common stock. The acquisition has been accounted for under the purchase method of accounting. The Company allocated substantially all of the purchase price to goodwill which is being amortized over 8 years.



     Effective February 1, 1997, the Company acquired all issued and outstanding common stock of DBA Holdings, Inc. and Subsidiaries (operating as Database America Companies, or DBA), a provider of data processing and analytical services for marketing applications, and compiler of information on consumers and businesses in the United States. Total consideration for the acquisition was approximately $103.5 million, consisting of $60 million in cash, funded using a revolving credit facility (See Note 7), and approximately 4.6 million unregistered shares of the Company's common stock. The final payment, due in October 1997, totalling approximately $4.7 million is included in payable to shareholders. The acquisition has been accounted for under the purchase method of accounting. In addition to purchased in-process research and development costs of $49.2 million (See Note 16), intangibles and goodwill recorded as part of the purchase included acquired database costs of $19.0 million, purchased data processing software of $9.4 million, noncompete agreements of $1.7 million and goodwill of $17.2 million. Goodwill is being amortized over 15 years.



     Operating results for each of these acquisitions are included in the accompanying consolidated statements of operations from the respective acquisition dates. Assuming the above described companies had been acquired on January 1, of the year preceding the acquisition, and excluding the write-offs of in-process

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES research and development costs, unaudited pro forma consolidated revenues, net income (loss) and net income (loss) per share would have been as follows:



                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,   JUNE 30,
                                       1994           1995           1996         1996       1997
                                   ------------   ------------   ------------   --------   --------
                                               (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales........................    $ 72,749       $101,404       $172,624     $81,273    $93,019
Net income (loss)................    $ 13,316       $  9,564       $ (3,217)    $ 4,023    $14,614
Net income (loss) per share......    $   0.32       $   0.22       $  (0.07)    $  0.09    $  0.30


     The pro forma information provided above does not purport to be indicative of the results of operations that would actually have resulted if the acquisitions were made as of those dates or of results which may occur in the future.


4. MARKETABLE SECURITIES



                                           AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                             COST       GROSS GAIN    GROSS LOSS     VALUE
                                           ---------    ----------    ----------    -------
                                                            (IN THOUSANDS)
At December 31, 1995
Municipal bonds..........................   $12,027       $   68       $   (55)     $12,040
U.S. government and agency...............     1,513           46            --        1,559
Corporate bonds..........................     7,189          114            (5)       7,298
Common stock.............................     1,148           11          (248)         911
Preferred stock..........................     1,804            4          (266)       1,542
                                            -------       ------       -------      -------
                                            $23,681       $  243       $  (574)     $23,350
                                            =======       ======       =======      =======
At December 31, 1996
Municipal bonds..........................   $11,450       $   35       $  (132)     $11,353
U.S. government and agency...............       808            7            (5)         810
Corporate bonds..........................     5,751           17           (58)       5,710
Common stock.............................     5,365           18          (496)       4,887
Preferred stock..........................        47            3            --           50
                                            -------       ------       -------      -------
                                            $23,421       $   80       $  (691)     $22,810
                                            =======       ======       =======      =======
At June 30, 1997
Municipal bonds..........................   $   685       $   --       $    --      $   685
Corporate bonds..........................     2,665           --           (55)       2,610
Common stock.............................    14,317        5,571          (984)      18,904
Preferred stock..........................        47           --            (9)          38
                                            -------       ------       -------      -------
                                            $17,714       $5,571       $(1,048)     $22,237
                                            =======       ======       =======      =======


     Scheduled maturities of marketable debt securities at June 30, 1997, are as follows:

                                              LESS THAN    ONE TO     FIVE TO     MORE THAN
                                               1 YEAR      5 YEARS    10 YEARS    10 YEARS
                                              ---------    -------    --------    ---------
                                                             (IN THOUSANDS)
Municipal bonds.............................   $   --      $  178      $   --       $507
Corporate bonds.............................    1,121       1,489          --         --
                                               ------      ------      ------       ----
                                               $1,121      $1,667      $   --       $507
                                               ======      ======      ======       ====

     For the year ended December 31, 1995, proceeds from sales of marketable securities approximated $15.8 million while realized gains totaled $747 thousand and realized losses totaled $1.1 million. For the year

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES ended December 31, 1996, proceeds approximated $18.9 million while realized gains totaled $1.6 million and realized losses totaled $343 thousand. For the six month periods ended June 30, 1996 and 1997, proceeds approximated $3.2 million and $16.7 million, respectively, while realized gains totaled $202 thousand and $925 thousand, respectively, and realized losses totaled $109 thousand and $59 thousand, respectively.


5. PROPERTY AND EQUIPMENT


                                                     DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                                         1995           1996         1997
                                                     ------------   ------------   --------
                                                                 (IN THOUSANDS)
Land and improvements..............................    $ 1,032        $ 1,220      $ 1,701
Buildings and improvements.........................      7,157          9,084       11,476
Furniture and equipment............................     15,439         21,597       24,520
Capitalized equipment leases.......................      1,437          1,437        2,014
                                                       -------        -------      -------
                                                        25,065         33,338       39,711
Less accumulated depreciation and amortization:
  Owned property...................................     11,036         14,188       15,639
  Capitalized equipment leases.....................        144            264          492
                                                       -------        -------      -------
     Property and equipment, net...................    $13,885        $18,886      $23,580
                                                       =======        =======      =======

     The Company is currently constructing an additional facility in Papillion, Nebraska, near the existing Company headquarter location. The estimated cost of the project is $8 million and is anticipated to be completed in mid 1998. The Company anticipates funding the project with cash flows from operations and a revolving credit facility.

     Under the terms of its capital lease agreements, the Company is required to pay ownership costs, including taxes, licenses and maintenance. The Company also leases office space under operating leases expiring at various dates through February, 2005. Certain of these leases contain renewal options. Rent expense was $603 thousand, $593 thousand, and $952 thousand in the years ended December 31, 1994, 1995 and 1996, respectively, and $374 thousand and $1.1 million for the six month periods ended June 30, 1996 and 1997, respectively.


6. INTANGIBLE ASSETS



                                                   DECEMBER 31,    DECEMBER 31,    JUNE 30,
                                                       1995            1996          1997
                                                   ------------    ------------    --------
                                                                (IN THOUSANDS)
Goodwill.........................................    $ 6,331         $19,093       $38,000
Distribution networks............................     11,871              --            --
Noncompete agreements............................        150              --         1,725
Purchased data processing software...............         --              --         9,400
Acquired database costs..........................         --              --        19,000
Consumer database costs..........................         --             494         1,834
Software development costs.......................        512           1,955         2,503
                                                     -------         -------       -------
                                                      18,864          21,542        72,462
Less accumulated amortization....................      4,222           4,132        16,654
                                                     -------         -------       -------
                                                     $14,642         $17,410       $55,808
                                                     =======         =======       =======

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

7. FINANCING ARRANGEMENTS


     Long-term debt consisted of the following:

                                                   DECEMBER 31,    DECEMBER 31,    JUNE 30,
                                                       1995            1996          1997
                                                   ------------    ------------    --------
                                                                (IN THOUSANDS)
Uncollateralized bank revolving line of credit,
  provides for maximum borrowings of $75 million
  at June 30, 1997. Facility provides for
  borrowings with interest at bank's base rate or
  LIBOR plus 0.375%-0.625%, based on the
  Company's funded debt ratio. The rate in effect
  at June 30, 1997 was 6.1875%. Principal is due
  February 2000. Interest is payable at the
  earliest of the end of each applicable interest
  period or quarterly. In August 1997, available
  borrowings under the facility was increased to
  $100 million...................................     $   --          $   --       $60,000
Uncollateralized bank revolving line of credit,
  provides for maximum borrowings of $5 million.
  Facility provides for borrowings with interest
  at bank's LIBOR plus 2.150% The rate in effect
  at June 30, 1997 was 7.85%. Principal is due
  January 2000. Interest is payable monthly......         --              --         3,000
Bank note, repaid in March 1996..................        687              --            --
Bank note assumed in acquisition, repaid in
  January 1997...................................         --             225            --
Computer lease obligations (See Note 5)..........      1,352             910         1,235
                                                      ------          ------       -------
                                                       2,039           1,135        64,235
Less current portion.............................        969             708           576
                                                      ------          ------       -------
  Long-term debt.................................     $1,070          $  427       $63,659
                                                      ======          ======       =======

     Future maturities by calendar year of long-term debt as of June 30, 1997 are as follows:

Remainder of 1997..................................  $   301
1998...............................................  $   613
1999...............................................  $   235
2000...............................................  $63,086

     The Company is subject to certain financial covenants on the $75 million revolving credit facility, including maximum funded debt ratio, minimum interest coverage ratio, and minimum tangible net worth tests. Additionally, the Company is required to pay an annual commitment fee on the average unused amount of the facility, ranging from 0.15%-0.25% based on the Company's funded debt ratio.


     The Company has not declared or paid any cash dividends on its capital stock. Pursuant to certain financing arrangements, the Company has agreed not to pay cash dividends in any four quarter period in excess of the lesser of $5,000,000 or 25% of net income for such four quarter period. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

     Following is a schedule of the future minimum lease payments as of June 30, 1997:

                                                              CAPITAL    OPERATING
                                                              -------    ---------
                                                                 (IN THOUSANDS)
Remainder of 1997...........................................  $  316      $1,130
1998........................................................     637       2,046
1999........................................................     243       1,521
2000........................................................      87         654
2001........................................................      --         259
2002........................................................      --          90
                                                              ------      ------
Total future minimum lease payments.........................  $1,283      $5,700
                                                                          ======
Less amounts representing interest..........................      48
                                                              ------
Present value of net minimum lease payments.................  $1,235
                                                              ======


8. INCOME TAXES


     The provision for income taxes on continuing operations consists of the following:

                                                                                  FOR THE
                                          FOR THE YEARS ENDED                SIX MONTHS ENDED
                               ------------------------------------------   -------------------
                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,   JUNE 30,
                                   1994           1995           1996         1996       1997
                               ------------   ------------   ------------   --------   --------
                                                        (IN THOUSANDS)
Current:
  Federal....................     $6,559         $7,101        $ 8,782       $3,661    $ 4,923
  State......................        577            658            925          316        480
                                  ------         ------        -------       ------    -------
                                   7,136          7,759          9,707        3,977      5,403
                                  ------         ------        -------       ------    -------
Deferred:
  Federal....................        443            615         (6,159)       1,416     (1,731)
  State......................        131             47           (148)         122       (148)
                                  ------         ------        -------       ------    -------
                                     574            662         (6,307)       1,538     (1,879)
                                  ------         ------        -------       ------    -------
                                  $7,710         $8,421        $ 3,400       $5,515    $ 3,524
                                  ======         ======        =======       ======    =======

     Loss on discontinued operation and abandonment of subsidiary is presented net of income tax benefits of $235 thousand in 1994, $1.3 million in 1995 and $1.1 million in 1996.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

     The effective income tax rate varied from the federal statutory rate as follows:

                                                                                     FOR THE
                                             FOR THE YEARS ENDED                SIX MONTHS ENDED
                                  ------------------------------------------   -------------------
                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,   JUNE 30,
                                      1994           1995           1996         1996       1997
                                  ------------   ------------   ------------   --------   --------
                                                           (IN THOUSANDS)
Tax provision computed at
  statutory rate of 35%.........     $7,328         $7,959         $3,131       $5,110    $(14,267)
State taxes, net................        418            401            530          285         216
Amortization of nondeductible
  intangibles...................         --             --             29           --         293
In-process research and
  development...................         --             --             --           --      17,220
Nondeductible expense,
  nontaxable income and other...        (36)            61           (290)         120          62
                                     ------         ------         ------       ------    --------
                                     $7,710         $8,421         $3,400       $5,515    $  3,524
                                     ======         ======         ======       ======    ========

     The components of the net deferred tax asset (liability) were as follows:

                                                   DECEMBER 31,    DECEMBER 31,    JUNE 30,
                                                       1995            1996          1997
                                                   ------------    ------------    --------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Marketable securities..........................    $    85         $   232       $    --
  Intangible assets..............................         --           5,758            --
  Accrued vacation...............................        185             291           301
  Accrued expenses...............................        409             369            --
  Accounts receivable............................        389             317           560
  Other assets...................................        239             521            --
  Other..........................................        208              --            --
                                                     -------         -------       -------
                                                       1,515           7,488           861
                                                     -------         -------       -------
Deferred tax liabilities:
  Intangible assets..............................     (1,439)             --        (1,375)
  Marketable securities..........................         --              --        (1,719)
  Depreciation...................................       (801)           (824)         (972)
  Prepaid expenses and other.....................       (853)         (1,788)       (2,783)
                                                     -------         -------       -------
                                                      (3,093)         (2,612)       (6,849)
                                                     -------         -------       -------
Net deferred tax asset (liability)...............    $(1,578)        $ 4,876       $(5,988)
                                                     =======         =======       =======

     No valuation allowance has been recorded against net deferred tax assets since management believes future taxable income will more likely than not be sufficient to realize such assets.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

9. STOCK INCENTIVES



     The Company has a stock option plan under which, as of June 30, 1997, a total of 5.0 million shares of the Company's Class A Common Stock and 5.0 million shares of the Company's Class B Common Stock have been reserved for issuance to officers, key employees and non-employee directors.


     Options are generally granted at the stock's fair market value on the date of grant, vest generally over a four or five year period and expire five or six years, respectively, from date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value on the date of grant and vest over periods ranging from five to six years with early vesting if certain financial goals are met. Certain options issued to directors at the stock's fair market value vested immediately and expire five years from grant date. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards issued in or subsequent to 1995 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:


                                           DECEMBER 31,   DECEMBER 31,   JUNE 30,   JUNE 30,
                                               1995           1996         1996       1997
                                           ------------   ------------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss) -- as reported.........    $12,001         $3,819       $9,085    $(44,286)
Net income (loss) -- pro forma...........    $11,779         $3,072       $8,560    $(44,909)
Earnings (loss) per share -- as
  reported...............................    $  0.29         $ 0.09       $ 0.22    $  (0.93)
Earnings (loss) per share -- pro forma...    $  0.28         $ 0.07       $ 0.21    $  (0.94)


     The above pro forma results are not likely to be representative of the effects on reported net income for future years since options vest over several years and additional awards generally are made each year.

     The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995, 1996 and 1997: dividend yield of 0%; expected volatility of 15.52% (1995 and 1996) and 16.18% (1997); risk free interest rate based on the U.S. Treasury strip yield at the date of grant; and expected lives of 4.0 or 5.0 years for options other than those issued to 10% or more shareholders for which the expected lives were equal to the vesting periods of 5 to 6 years.


     During 1995, the Company agreed to repurchase, at fair market value, 583,750 shares of common stock from a former officer of the Company for $3.1 million. The charge of $3.1 million is reflected as selling, general and administrative expense in the accompanying 1995 consolidated statement of operations. The actual shares were repurchased and retired in 1996. The following information has been restated to reflect the stock dividend (see Note
18). Each option to purchase shares of common stock outstanding prior to the stock

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES dividend was converted into an option to purchase both, but not either, shares of Class A Common Stock and Class B Common Stock.



                                    DECEMBER 31, 1994   DECEMBER 31, 1995   DECEMBER 31, 1996
                                    -----------------   -----------------   -----------------
                                        WEIGHTED            WEIGHTED            WEIGHTED
                                    AVERAGE EXERCISE    AVERAGE EXERCISE    AVERAGE EXERCISE
                                    -----------------   -----------------   -----------------
                                     SHARES     PRICE    SHARES     PRICE    SHARES     PRICE
                                    ---------   -----   ---------   -----   ---------   -----
Outstanding beginning of period...  1,389,000   $4.14   2,188,500   $4.33   2,913,750   $5.49
Granted...........................    873,000    4.59     996,000    7.69   3,964,000    8.19
Exercised.........................    (13,500)   3.97    (188,250)   4.18    (705,950)   4,32
Forfeited/Expired.................    (60,000)   4.07     (82,500)   4.22    (968,000)   6.00
                                    ---------   -----   ---------   -----   ---------   -----
Outstanding end of period.........  2,188,500   $4.33   2,913,750   $5.49   5,203,800   $7.58
                                    =========   =====   =========   =====   =========   =====
Options exercisable at end of
  period..........................    378,000   $4.11     757,500   $5.49     585,050   $5.53
                                    =========   =====   =========   =====   =========   =====
Shares available for options that
  may be granted..................  1,611,500             886,250           2,796,200
                                    =========           =========           =========
Weighted-average grant date fair
  value of options, granted during
  the period -- exercise price
  equals stock market price at
  grant...........................                                  $1.91               $2.00
                                                                    =====               =====
Weighted-average grant date fair
  value of options granted during
  the period -- exercise price
  exceeds stock market price at
  grant...........................                                                      $2.10
                                                                                        =====



                                                      JUNE 30, 1996       JUNE 30, 1997
                                                    -----------------   ------------------
                                                        WEIGHTED             WEIGHTED
                                                    AVERAGE EXERCISE     AVERAGE EXERCISE
                                                    -----------------   ------------------
                                                     SHARES     PRICE    SHARES     PRICE
                                                    ---------   -----   ---------   ------
Outstanding beginning of period...................  2,913,705   $5.49   5,203,800   $ 7.58
Granted...........................................  2,250,000    8.40   1,190,000    10.73
Exercised.........................................   (651,900)   4.33    (154,750)    4.43
Forfeited/Expired.................................   (966,500)   6.01     (58,750)    8.93
                                                    ---------   -----   ---------   ------
Outstanding end of period.........................  3,545,350   $7.41   6,180,300   $ 8.27
                                                    =========   =====   =========   ======
Options exercisable at end of period..............    447,650   $5.25     949,300   $ 6.64
                                                    =========   =====   =========   ======
Shares available for options that may be
  granted.........................................  4,454,650           3,819,700
                                                    =========           =========
Weighted-average grant date fair value of options,
  granted during the period -- exercise price
  equals stock market price at grant..............              $1.99               $ 3.02
                                                                =====               ======
Weighted-average grant date fair value of options
  granted during the period -- exercise price
  exceeds stock market price at grant.............              $2.10
                                                                =====

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at June 30,1997:


                                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                 -------------------------------------   -----------------------
                                                WEIGHTED-
                                                 AVERAGE     WEIGHTED-                 WEIGHTED-
                                                REMAINING     AVERAGE                   AVERAGE
                                   NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
   RANGE OF EXERCISE PRICES      OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
   ------------------------      -----------   -----------   ---------   -----------   ---------
$3.79 to $4.75.................     469,300     1.8 years     $ 4.40       290,800       $4.33
$5.50 to $7.25.................   1,227,000     3.7 years     $ 6.61       175,000       $5.89
$7.75 to $9.38.................   3,370,000     4.4 years     $ 8.57       483,500       $8.30
$10.37 to $11.38...............   1,114,000     5.3 years     $10.82            --       $  --
                                  ---------                   ------       -------       -----
$3.79 to $11.38................   6,180,300                   $ 8.27       949,300       $6.64
                                  =========                   ======       =======       =====



10. SAVINGS PLAN


     Employees who meet certain eligibility requirements can participate in the Company's 401(k) Savings and Investment Plan. Under the plan, the Company may, at its discretion, match a percentage of the employee contributions. The Company recorded expenses related to its matching contributions of $71 thousand, $80 thousand and $115 thousand in the years ended December 31, 1994, 1995 and 1996, respectively, and $55 thousand and $437 thousand for the six month periods ended June 30, 1996 and 1997, respectively.


11. RELATED PARTY TRANSACTIONS


     Included in other assets at December 31, 1995, December 31, 1996, and June 30, 1997, are investments of $1.3 million, $571 thousand, and $486 thousand, respectively, in two companies that were partially owned by certain members of the Board of Directors of the Company at the time the investments were made. At June 30, 1997, the investments include $415 thousand in Trident Capital Partners CSG Acquisition Fund, L.P. and $71 thousand in IDE Corporation. The Company owns less than 10% of either company and accounts for these investments on the cost method.

     The Company paid $280 thousand, $148 thousand, and $48 thousand in 1994, 1995 and 1996, respectively, and $24 thousand for each of the six month periods ended June 30, 1996 and 1997, to Annapurna Corporation for consulting services and related expenses in connection with acquisition activity conducted by the Company. Annapurna Corporation is 100% owned by a significant stockholder. The Company also paid $156 thousand in the year ended December 31, 1996, and $48 thousand and $125 thousand for the six month periods ended June 30, 1996 and 1997, to a Director of the Company for consulting services in connection with acquisition activity conducted by the Company.

     The Company utilizes a law firm of which one member of the Board of Directors is a partner to the firm. Legal fees paid to the law firm totaled $69 thousand, $115 thousand, and $91 thousand in the years ended December 31, 1994, 1995 and 1996, respectively, and $81 thousand and $47 thousand for the six month periods ended June 30, 1996 and 1997, respectively.


12. DISCONTINUED OPERATIONS


     On June 1, 1995, the Company transferred substantially all of the assets and liabilities of its wholly-owned subsidiary, American Business Communications, Inc. ("ABC") to a wholly-owned subsidiary of Baker University. The Company received $3.0 million in the form of a 7.52% non-recourse promissory note, due in equal monthly installments through 2005. The note is listed as "net assets of business transferred under contractual arrangement" on the accompanying consolidated balance sheet since it is non-recourse to Baker University. ABC recorded net sales of $6.7 million and $2.9 million during 1994 and 1995, respectively.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

     During 1996, Baker University defaulted on the note and the Company abandoned any remaining net assets of the business. As a result, the Company recorded a loss from abandonment of subsidiary of $1.4 million, net of tax.


13. SUPPLEMENTAL CASH FLOW INFORMATION


     The Company made certain acquisitions in 1994, 1996 and 1997 (See Note 3) and assumed liabilities as follows:

                                                        1994       1996        1997
                                                       -------    -------    --------
                                                               (IN THOUSANDS)
Fair value of assets.................................  $ 9,333    $28,107    $114,280
Cash paid............................................   (8,246)    (6,484)    (59,806)
Promissory note issued...............................       --     (7,925)         --
Common stock issued..................................       --     (9,382)    (29,178)
                                                       -------    -------    --------
Liabilities assumed..................................  $ 1,087    $ 4,316    $ 25,296
                                                       =======    =======    ========

     In conjunction with the transfer of ABC in 1995, approximately $6.8 million of assets, less liabilities of $1.0 million, were exchanged for a $3.0 million note receivable. As a result, the Company recognized an impairment of $1.8 million net of a tax benefits, which is included in loss on discontinued operations.

     During 1997, the Company acquired computer equipment totaling $577 thousand under a capital lease obligation (See Note 5).


14. FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying amount of the Company's financial instruments approximates their estimated fair value at June 30, 1997. The fair value of cash and cash equivalents was based on the carrying value of such assets. The estimated fair value of marketable securities were based on quoted market prices. The fair value of notes receivable and long-term debt, including capital lease obligations, were estimated based on discounted cash flows using market rates at the balance sheet date. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.


15. CONTINGENCIES


     The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management believes that any resulting liability should not materially affect the Company's financial position, results of operations, or cash flows.


16. ACQUISITION-RELATED CHARGES



     As part of the acquisition of DDA in August 1996 (See Note 3), the Company recorded acquisition-related charges for purchased in-process research and development costs totaling $10 million for write-offs in conjunction with the merger of DDA, which related to projects that had not met technological feasibility. Additionally in 1996, the Company recorded an acquisition-related charge totaling $11.5 million due to the change in estimated useful lives based on management's evaluation of the remaining lives of certain intangibles related to acquisitions prior to 1995.



     As part of the acquisition of DBA in February 1997 (See Note 3), the Company recorded acquisition-related charges totaling $51.8 million for write-offs in conjunction with the merger of DBA for purchased in-process research and development costs which related to projects that had not met technological feasibility ($49.2 million), as well as other related integration and organizational restructuring costs ($2.6 million).

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES

17. SUBSEQUENT EVENT


     Effective August 1997, the Company acquired certain assets and assumed certain liabilities of Pro CD, Inc. (Pro CD). from Acxiom Corporation (Acxiom), a provider of telephone directory and other business software products on CD-ROM to consumers. The acquisition will be accounted for as a purchase. Total consideration for the acquisition was $18 million in cash, funded using a revolving credit facility (See Note 7). In conjunction with the acquisition of Pro CD, the Company entered into a Data License Agreement with Acxiom in which Acxiom will pay to the Company $8 million over a two year period. Additionally, the Company entered into a Technology License Agreement with Acxiom in which the Company will pay to Acxiom $8 million over a two year period.


18. STOCK RECLASSIFICATION AND STOCK DIVIDEND AND STOCKHOLDERS RIGHTS PLANS



     On October 3, 1997, the Company's Board of Directors and shareholders approved the reclassification of the existing common stock as Class B Common Stock and authorized 220,000,000 shares of a new Class A Common Stock. The Board also declared a stock split, effected in the form of a two-for-one stock dividend of one share of Class A Common Stock for each share of Class B Common Stock then outstanding. Accordingly all share and per share information has been restated to reflect the stock split.



     Each share of Class A Common Stock entitles the holder to one vote and a non-cumulative dividend of $0.02 per year, when and as declared by the Board of Directors in preference to any dividend on Class B Common Stock. Each share of Class B Common Stock entitles the holder to ten votes.



     On October 3, 1997, shareholders also approved the 1997 Class A Common Stock Option Plan (the Plan) and reserved 2 million shares of Class A Common Stock for issuance under the Plan. The exercise price of options issued under the Plan may not be less than 100% of the fair market value of Class A Common Stock at issuance, or 110% of fair value for options issued to a 10% stockholder.



     On October 3, 1997, the Company adopted a stockholder rights plan with respect to its Class A Common Stock and adopted certain changes to the plan it had adopted on July 21, 1997 with respect to its Class B Common Stock, under which the Board declared a dividend distribution of one Preferred Stock purchase rights to holders of each share of Class A Common Stock and Class B Common Stock. The rights are not exercisable until ten days after a person or group announces the acquisition of 15% or more of the Company's voting stock or announces a tender offer for 15% or more of the Company's outstanding common stock. Each right entitles the holder to purchase common stock at one half the stock's market value. The rights are redeemable at the Company's option for $0.001 per Right at any time on or prior to public announcement that a person has acquired 15% or more of the Company's voting stock. The rights are automatically attached to and trade with each share of Common Stock.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  GENERAL



     The accompanying unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information included therein.



     The Company suggests that this financial data be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1996 included in the Company's 1996 Annual Report to the Securities and Exchange Commission on Form 10-K, as amended, and its audited consolidated financial statements and notes thereto for the six months ended June 30, 1997 included in the Company's Form S-3 filed September 29, 1997 and any amendments thereto. Results for the interim period presented are not necessarily indicative of results to be expected for the entire year.



2.  ACQUISITIONS AND ACQUISITION RELATED CHARGES



     Effective February 1997, the Company acquired all issued and outstanding common stock of DBA Holdings, Inc. and Subsidiaries (operating as Database America Companies, or DBA), a provider of data processing and analytical services for marketing applications, and compiler of information on consumers and businesses in the United States. Total consideration for the acquisition was approximately $103.5 million, consisting of $60.0 million in cash, funded using a revolving credit facility (See Note 3), and approximately 4.6 million unregistered shares of the Company's common stock. The acquisition has been accounted for under the purchase method of accounting. As part of this acquisition, the Company recorded acquisition related charges totaling $51.8 million for write-offs in connection with the merger of DBA for purchased in-process research and development costs which related to projects that had not met technological feasibility (total of $49.2 million) as well as other related integration and organizational restructuring costs (total of $2.6 million). Intangibles and goodwill recorded as part of the purchase included acquired database costs of $19.0 million (to be amortized over 1 year), purchased data processing software of $9.4 million (to be amortized over two years), noncompete agreements of $1.7 million (to be amortized over 10 years) and goodwill of $17.2 million (to be amortized over 10 years).



     Effective August 1997, the Company acquired certain assets and assumed certain liabilities of Pro CD, Inc. (Pro CD) from Acxiom Corporation (Acxiom), a provider of telephone directory and other business software products on CD ROM to consumers. Total consideration for the acquisition was $18.0 million in cash, funded using a revolving credit facility (See Note 3). The acquisition has been accounted for under the purchase method of accounting. As part of the acquisition, the Company recorded acquisition related charges of $4.3 million for write-offs of purchased in-process research and development costs which related to projects that had not met technological feasibility. Intangibles and goodwill recorded as part of the purchase included goodwill of $5.2 million (to be amortized over 10 years), tradenames and noncompete agreements of $8.9 million (to be amortized over 10 years), and $2.2 million of other intangibles (to be amortized over 3 years).



3.  REVOLVING CREDIT AGREEMENT



     In February 1997, the Company entered into a $65.0 million Credit Facility with First Union Bank of North Carolina. The purpose of this facility was to finance a portion of the acquisition of Database America Companies (See Note 2). In addition, the bank syndicate led by First Union Bank of North Carolina subsequently approved an additional $35.0 million of availability under the Credit Facility principally to finance the acquisition of Pro CD in August 1997. At September 30, 1997, total borrowings under this facility were $78.0 million. Interest expense on the facility, which is currently based on LIBOR plus 0.50% based on the Company's funded debt ratio, was approximately $2.5 million for the nine months ended September 30, 1997.

              AMERICAN BUSINESS INFORMATION, INC. AND SUBSIDIARIES



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



4.  SUBSEQUENT STOCK SPLIT



     On October 3, 1997, the Board of Directors and shareholders approved a reclassification of its existing common stock as Class B Common Stock and authorized 220 million shares of new Class A Common Stock. The Class A Common Stock entitles the holder thereof to one vote per share and a non-cumulative dividend of $0.02 per share per year, when and as declared by the Board of Directors, in preference to any dividend on the Class B Common Stock. The Class B Common Stock entitles the holder thereof to ten votes per share. In all other respects, the Class A Common Stock and Class B Common Stock are identical.



     Effective October 9, 1997, the Board of Directors declared a stock split, effected in the form of a two-for-one stock dividend of one share of Class A Common Stock for each share of Class B Common Stock then outstanding.



     All share and per share information presented in these financial statements have been restated to reflect the split.

============================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................     1
Risk Factors...............................     4
Use of Proceeds............................     9
Price Range of Common Stock................     9
Dividend Policy............................     9
Capitalization.............................    10
Selected Consolidated Financial Data.......    11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    13
Business...................................    20
Management.................................    28
Principal and Selling Stockholders.........    30
Description of Capital Stock...............    33
Underwriting...............................    38
Legal Matters..............................    39
Experts....................................    39
Available Information......................    40
Information Incorporated by Reference......    40
Index to Consolidated Financial
  Statements...............................   F-1


============================================================

============================================================

                                8,500,000 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST


                          ABN AMRO CHICAGO CORPORATION


                                 BT ALEX. BROWN

                                                                          , 1997

============================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses incurred or to be incurred in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration and NASD filing fees.

Securities and Exchange Commission registration fee.........  $ 42,000
NASD filing fee.............................................  $ 14,308
Nasdaq listing fee..........................................  $ 17,500
Accounting fees and expenses................................  $110,000
Legal fees and expenses.....................................  $225,000
Printing and engraving......................................  $150,000
Blue Sky fees and expenses (including counsel fees).........  $  5,000
Transfer agent, registrar, and custodian fees and
  expenses..................................................  $ 15,000
Miscellaneous expenses......................................  $ 21,192
                                                              --------
  Total.....................................................  $600,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Article XIII of the Company's Certificate of Incorporation (Exhibit 3.1) and Article VIII of the Company's Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Company's directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Company has also entered into contracts in the form attached hereto as Exhibit 99.1 with each officer and director, providing for the indemnification of such persons for losses and claims incurred as a result of their position as officer or director. Reference is also made to Section 7(b) of the Underwriting Agreement (Exhibit 1.1 hereto) indemnifying officers and directors of the Company against certain liabilities.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


      EXHIBIT
      NUMBER                               EXHIBIT TITLE
      -------                              -------------
        1.1         -- Form of Underwriting Agreement.
        2.1         -- Asset Purchase Agreement between the Company and Digital
                       Directory Assistance, Inc. is incorporated herein by
                       reference to exhibits filed with registrant's current
                       report on Form 8-K dated September 10, 1996.
        2.2         -- Agreement and Plan of Reorganization between the Company and the Shareholders of County Data Corporation is
                       incorporated herein by reference to exhibits filed with
                       Company's Annual Report on Form 10-K for the Fiscal Year
                       Ended December 31, 1996, filed with the Commission on
                       March 31, 1997.
        2.3         -- Agreement and Plan of Reorganization between the Company and the Shareholders of 3319971 Canada Inc. is
                       incorporated herein by reference to exhibits filed with
                       Company's Annual Report on Form 10-K for the Fiscal Year
                       Ended December 31, 1996, filed with the Commission on
                       March 31, 1997.

      EXHIBIT
      NUMBER                               EXHIBIT TITLE
      -------                              -------------
        2.4         -- Agreement and Plan of Reorganization between the Company and the shareholders of Marketing Data Systems, Inc.
        2.5         -- Agreement and Plan of Reorganization between the Company and the Shareholders of DBA Holdings, Inc. is
                       incorporated herein by reference to exhibits filed with
                       registrant's current report on Form 8-K dated February
                       28, 1997.
        2.6         -- Agreement and Plan of Reorganization between the Company and the Shareholders of Pro CD, Inc. is incorporated
                       herein by reference to exhibits filed with registrant's
                       current report on Form 8-K dated September 25, 1997.
        3.1         -- Certificate of Incorporation, as amended through
                       September 5, 1996 is incorporated herein by reference to
                       the Company's Annual Report on Form 10-K for the fiscal
                       year ended December 31, 1996, filed with the Commission
                       on March 31, 1997.
        3.2         -- Bylaws are incorporated herein by reference to the
                       Company's Registration Statement on Form S-1 (File No.
                       33-42887), which became effective February 18, 1992.
        3.3         -- Form of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on or after October
                       3, 1997, subject to stockholder approval, filed
                       previously.
        3.4         -- Certificate of Designation of Rights, Preferences, and
                       Privileges of Series A Participating Preferred Stock is
                       incorporated herein by reference to the Company's
                       Registration Statement on Form 8-A (File No. 97-652508),
                       filed on August 6, 1997.
        3.5         -- Form of Amended and Restated Certificate of Designation
                       of Participating Preferred Stock, filed in Delaware on or
                       after October 3, 1997, subject to stockholder approval of
                       Exhibit 3.3 is incorporated herein by reference to the
                       Company's Registration Statement on Form 8-A, (File No.
                       97-690893), filed on October 6, 1997.
        4.1         -- Rights Plan for Class A Common is incorporated herein by reference to the Company's Registration Statement on Form
                       8-A, (File No. 97-690893), filed on October 6, 1997.
        4.2         -- Rights Plan for Class B Common is incorporated herein by reference to the Company's Registration Statement on Form
                       8-A, (File No. 97-690896), filed on August 6, 1997 and
                       amended on October 6, 1997.
        4.3         -- Specimen of Class A Common Stock Certificate.
        5.1         -- Opinion of Wilson Sonsini Goodrich & Rosati, P.C.,
                       regarding certain legal matters.
       23.1         -- Consent of Coopers & Lybrand L.L.P.
       23.2         -- Consent of Wilson Sonsini Goodrich & Rosati, P.C. (See
                       Exhibit 5.1 above)
       24.1         -- Power of Attorney is contained on the signature pages of this Registration Statement.
       99.1         -- Form of Director and Officer Indemnification Agreement is
                       incorporated herein by reference to Exhibit 10.15 filed
                       with the Company's Registration Statement on Form S-1,
                       (File No. 33-51352), filed on August 28, 1992.



ITEM 17. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (6) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on the 26th day of September 1997.

                                          AMERICAN BUSINESS INFORMATION, INC.

                                          By:      /s/ JON H. WELLMAN
                                            ------------------------------------
                                                       Jon H. Wellman
                                               President and Chief Operating
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jon H. Wellman and Steven Purcell, jointly and severally, his true and lawful attorneys-in-fact and agents, each with the power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                   /s/ VINOD GUPTA*                    Chairman of the Board and       October 22, 1997
-----------------------------------------------------  Chief Executive Officer
                     Vinod Gupta                       (principal executive officer)

                  /s/ SCOTT DAHNKE                     Chief Executive Officer         October 22, 1997
-----------------------------------------------------  (principal executive officer)
                    Scott Dahnke

                 /s/ JON H. WELLMAN                    President, Chief Operating      October 22, 1997
-----------------------------------------------------  Officer, and Director
                   Jon H. Wellman

                 /s/ STEVEN PURCELL*                   Chief Financial Officer and     October 22, 1997
-----------------------------------------------------  Secretary (principal financial
                   Steven Purcell                      and accounting officer)

               /s/ JON D. HOFFMASTER*                  Director                        October 22, 1997
-----------------------------------------------------
                  Jon D. Hoffmaster

                  /s/ GAUTAM GUPTA*                    Director                        October 22, 1997
-----------------------------------------------------
                    Gautam Gupta

                /s/ ELLIOT S. KAPLAN*                  Director                        October 22, 1997
-----------------------------------------------------
                  Elliot S. Kaplan

                 /s/ HAROLD ANDERSEN*                  Director                        October 22, 1997
-----------------------------------------------------
                   Harold Andersen

                /s/ GEORGE F. HADDIX*                  Director                        October 22, 1997
-----------------------------------------------------
                  George F. Haddix

                 /s/ GEORGE J. KUBAT*                  Director                        October 22, 1997
-----------------------------------------------------
                   George J. Kubat

                /s/ PAUL A. GOLDNER*                   Director                        October 22, 1997
-----------------------------------------------------
                   Paul A. Goldner

                *By/s/ JON H. WELLMAN
  -------------------------------------------------
                   Jon H. Wellman
                  Attorney-in-Fact

                                 EXHIBIT INDEX


      EXHIBIT
      NUMBER                               EXHIBIT TITLE                          PAGE
      -------                              -------------                          ----

        1.1         -- Form of Underwriting Agreement.
        2.1         -- Asset Purchase Agreement between the Company and Digital
                       Directory Assistance, Inc. is incorporated herein by reference to exhibits filed with registrant's current report on Form 8-K dated September 10, 1996.
        2.2         -- Agreement and Plan of Reorganization between the Company and the Shareholders of County Data Corporation is incorporated herein by reference to exhibits filed with Company's Annual Report on Form 10-K for the Fiscal Year
                       Ended December 31, 1996, filed with the Commission on
                       March 31, 1997.
        2.3         -- Agreement and Plan of Reorganization between the Company and the Shareholders of 3319971 Canada Inc. is incorporated herein by reference to exhibits filed with Company's Annual Report on Form 10-K for the Fiscal Year
                       Ended December 31, 1996, filed with the Commission on
                       March 31, 1997.
        2.4         -- Agreement and Plan of Reorganization between the Company and the shareholders of Marketing Data Systems, Inc.
        2.5         -- Agreement and Plan of Reorganization between the Company and the Shareholders of DBA Holdings, Inc. is incorporated herein by reference to exhibits filed with registrant's current report on Form 8-K dated February
                       28, 1997.
        2.6         -- Agreement and Plan of Reorganization between the Company and the Shareholders of Pro CD, Inc. is incorporated herein by reference to exhibits filed with registrant's current report on Form 8-K dated September 25, 1997.
        3.1         -- Certificate of Incorporation, as amended through
                       September 5, 1996 is incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on March 31, 1997.
        3.2         -- Bylaws are incorporated herein by reference to the
                       Company's Registration Statement on Form S-1 (File No.
                       33-42887), which became effective February 18, 1992.
        3.3         -- Form of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on or after October
                       3, 1997, subject to stockholder approval, filed previously.
        3.4         -- Certificate of Designation of Rights, Preferences, and
                       Privileges of Series A Participating Preferred Stock is incorporated herein by reference to the Company's
                       Registration Statement on Form 8-A (File No. 97-652508), filed on August 6, 1997.
        3.5         -- Form of Amended and Restated Certificate of Designation
                       of Participating Preferred Stock, filed in Delaware on or after October 3, 1997, subject to stockholder approval of
                       Exhibit 3.3 is incorporated herein by reference to the Company's Registration Statement on Form 8-A, (File No.
                       97-690893), filed on October 6, 1997.
        4.1         -- Rights Plan for Class A Common is incorporated herein by reference to the Company's Registration Statement on Form
                       8-A, (File No. 97-690893), filed on October 6, 1997.
        4.2         -- Rights Plan for Class B Common is incorporated herein by reference to the Company's Registration Statement on Form
                       8-A, (File No. 97-690896), filed on August 6, 1997 and amended on October 6, 1997.
        4.3         -- Specimen of Class A Common Stock Certificate.
        5.1         -- Opinion of Wilson Sonsini Goodrich & Rosati, P.C.,
                       regarding certain legal matters.

      EXHIBIT
      NUMBER                               EXHIBIT TITLE                          PAGE
      -------                              -------------                          ----
       23.1         -- Consent of Coopers & Lybrand L.L.P.
       23.2         -- Consent of Wilson Sonsini Goodrich & Rosati, P.C. (See
                       Exhibit 5.1 above)
       24.1         -- Power of Attorney is contained on the signature pages of this Registration Statement.
       99.1         -- Form of Director and Officer Indemnification Agreement is
                       incorporated herein by reference to Exhibit 10.15 filed
                       with the Company's Registration Statement on Form S-1,
                       (File No. 33-51352), filed on August 28, 1992.